Exhibit 2(a)3

EQUITY INTEREST PURCHASE AGREEMENT

by and among

SOUTHERN POWER COMPANY,

700 UNIVERSE, LLC

and

NEXTERA ENERGY, INC.

___________________________

Dated as of May 20, 2018

(continued)

ii

(continued)

iii

(continued)

iv

(continued)

v

Schedules
Schedule I:     Accounting Principles and Target Working Capital Amount
Schedule II:    Financial Model
Disclosure Letters
Seller Disclosure Letter

Exhibit A – Assignment of Interests

EQUITY INTEREST PURCHASE AGREEMENT
This EQUITY INTEREST PURCHASE AGREEMENT (this “Agreement”), dated as of May 20, 2018, is by and among Southern Power Company, a Delaware corporation (“Seller”), 700 Universe, LLC, a Delaware limited liability company (“Purchaser”), and NextEra Energy, Inc., a Florida corporation (“Parent”). Seller, Purchaser and Parent are each referred to individually in this Agreement as a “Party” and, collectively, as the “Parties”.
RECITALS
WHEREAS, Seller owns, of record and beneficially, all of the outstanding membership interests (the “SCF Interests”), of Southern Company – Florida LLC, a Delaware limited liability company (“SCF”), which represent all of the outstanding equity interests of SCF;
WHEREAS, SCF owns an undivided 65% interest in the electricity generation facilities, including the interconnection and transmission facilities, commonly known as the Stanton Energy Center Combined Cycle Unit A located near Orlando, Florida and all related personal and real property and interests therein or related thereto (the “Stanton Facility” and such undivided interest in the Stanton Facility, the “Stanton Facility Interest”);
WHEREAS, Seller owns, of record and beneficially, all of the outstanding membership interests (the “SCO Interests” and, together with the SCF Interests, the “Interests”), of Southern Company – Oleander LLC, a Delaware limited liability company (“SCO” and, together with SCF, the “Companies”), which represent all of the outstanding equity interests of SCO;
WHEREAS, SCO indirectly owns the electricity generation facilities, including the interconnection and transmission facilities, commonly known as the Oleander Power Project located in Cocoa, Florida and all related personal and real property and interests therein or related thereto (the “Oleander Facility” and, together with the Stanton Facility, the “Facilities”);
WHEREAS, Seller desires to sell and transfer, and Purchaser desires to purchase, all of Seller’s right, title and interest in and to the Interests for the Purchase Price, subject to the terms and conditions of this Agreement; and
WHEREAS, Seller, Purchaser and Parent desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.
NOW, THEREFORE, in consideration of the mutual promises hereinafter set forth and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, Seller, Purchaser and Parent hereby agree as follows:
ARTICLE I

DEFINITIONS; INTERPRETATION
1.1    Defined Terms. For the purposes of this Agreement, the following terms shall have the following meanings:

“Action” shall mean any claim, action, demand, suit, arbitration, litigation or proceeding (including any state regulatory proceeding) by or before any Governmental Entity, whether civil, criminal, administrative, regulatory or otherwise, and whether at law or in equity.
“Actual Fraud” shall mean common law fraud under the Laws of the State of Delaware (and not a constructive fraud or negligent misrepresentation or omission) by a Person in connection with the negotiation of this Agreement or the Assignment Agreement, or the transactions contemplated hereby or thereby.
“Affiliate” shall mean, with respect to any Person, any other Person that directly or indirectly, controls, is controlled by, or is under common control with such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise; provided that, from and after the Closing, (a) the Companies and their direct or indirect Subsidiaries shall not be considered Affiliates of Seller or any of Seller’s Affiliates and (b) none of Seller or any of Seller’s Affiliates shall be considered an Affiliate of the Companies or their direct or indirect Subsidiaries.
“Assignment Agreement” shall mean an assignment of membership interests evidencing the assignment and transfer to Purchaser of the SCF Interests and the SCO Interests in the form of Exhibit A.
“Business” shall mean, as to any of the Companies and their Subsidiaries, the Oleander Business or the Stanton Business, as applicable, except to the extent “Business” is qualified by “taken as a whole” in which case it shall mean the Oleander Business and the Stanton Business together, taken as a whole.
“Business Benefit Plan” shall mean each Seller Benefit Plan that is either (a) sponsored or maintained by either of the Companies, or (b) maintained by the Seller Group exclusively for the benefit of Business Employees.
“Business Day” shall mean any day other than Saturday, Sunday, or any day on which banks in the City of New York or the State of Florida are authorized or required by Law to be closed.
“Business Employee” shall mean an employee of Seller or its Affiliates as of the date hereof who is included on the list of Business Employees provided by Seller pursuant to Section 3.14(d), who is employed as of the Closing Date and whose work responsibilities relate primarily to either of the Businesses, provided that the term “Business Employee” shall (x) also include an employee who is hired by Seller or its Affiliates who is employed as of the Closing Date and whose work responsibilities relate primarily to either of the Businesses and who is included on the updated list of Business Employees provided by Seller pursuant to Section 6.1(a) and (y) not include any individual whose employment with Seller or its Affiliates (including the Companies and their respective Subsidiaries) is terminated prior to the Closing.

“Business Marks” shall mean all registered and unregistered trademarks, service marks, trade names, logos, Internet domain names, websites, social media accounts or Internet keywords (e.g., Google AdWords), and any applications for registration of any of the foregoing, together with all goodwill associated with each of the foregoing, owned or used by either of the Companies and their respective Subsidiaries and all trademarks used in conjunction with or related thereto or containing or comprising the foregoing, including any trademarks confusingly similar thereto or dilutive thereof (including any word or expression similar thereto or constituting an abbreviation or extension thereof); provided, however, that “Business Marks” shall not include any Seller Marks.
“Business Material Adverse Effect” shall mean any fact, circumstance, effect, change, event or development (each an “Effect” and, collectively, “Effects”) that, individually or in the aggregate with other Effects, has, or would reasonably be expected to have, a material adverse effect on (a) the business, assets, results of operations, or financial condition of the Business, taken as a whole, or the Companies, taken as a whole, or (b) the ability of Seller to perform its obligations under this Agreement or consummate the transactions contemplated hereby on a timely basis; provided, however, that in the case of clause (a) only, none of the following Effects shall be taken into account, individually or in the aggregate, in determining whether there has been a Business Material Adverse Effect: (i) the announcement or execution of this Agreement and the transactions contemplated hereby (provided that the exception in this clause (i) shall not be deemed to apply to references to “Business Material Adverse Effect” in Section 3.4), (ii) any action required to be taken by the Companies pursuant to this Agreement or consented to in writing by the Parties or any Action arising out of or related to this Agreement, or any action taken by Purchaser, Seller or either of the Companies to obtain any Required Regulatory Approval and the direct results of such action, (iii) any failure to meet any internal or published projections, forecasts, estimates or predictions in respect of recoveries, revenues, earnings or other financial or operating metrics for any period (provided that the underlying causes for such failure shall be taken into account), (iv) any change after the date hereof generally affecting the conditions in international, national or regional economies, financial markets, capital markets or commodities markets, including changes in interest rates or exchange rates, (v) any change after the date hereof in international, national, regional or local regulatory, political or legislative conditions generally, including the outbreak or escalation of hostilities or any acts of war, sabotage or terrorism, (vi) any hurricane, tornado, tsunami, flood, earthquake or other natural disaster or weather-related event, circumstance or development or acts of God, (vii) any change after the date hereof in applicable Law, regulation or GAAP (or authoritative interpretation thereof) and (viii) any Effect arising after the date hereof generally affecting the electric generating, transmission and distribution industries (including, in each case, any general changes in the operations thereof); provided, further, that with respect to clauses (iv), (v), (vii) and (viii), such Effect shall not be excluded to the extent (and solely to the extent) it disproportionately affects the Business, taken as a whole, as compared to other business operating in the electric generating, transmission and distribution industry.
“COBRA Continuation Coverage” shall mean the continuation of group health coverage required under sections 601 through 608 of ERISA, and Section 4980B of the Code and any comparable continuation of group health coverage required by applicable state or local Law.
“Code” shall mean the U.S. Internal Revenue Code of 1986.

“Confidential Information” shall have the meaning ascribed to such term in the Confidentiality Agreement.
“Confidentiality Agreement” shall mean the confidentiality letter agreement, dated January 12, 2018, by and between The Southern Company and Parent.
“Contract” shall mean any lease, contract, license, arrangement, option, instrument, note, bond, mortgage, indenture, deed of trust, agreement, commitment or other obligation, whether written or oral, excluding any Permit or Seller Benefit Plan.
“Easements” shall mean all easements, license agreements, railroad crossing rights, rights-of-way, leases for rights-of-way, and similar use and access rights related to the Business.
“Electric SPA” shall mean that certain Stock Purchase Agreement by and among The Southern Company, Purchaser and Parent, dated as of the date hereof.
“Encumbrances” shall mean any mortgages, deeds of trust, pledges, liens, claims, charges, security interests, conditional and installment sale agreements, activity and use limitations, Easements, covenants, encumbrances, obligations, limitations, title defects, deed restrictions, preferential purchase rights or options, adverse claims of interest and any other restrictions of any kind, including restrictions on use, transfer, receipt of income, or exercise of any other attribute of ownership.
“Environment” shall mean all or any of the following media: soil, land surface and subsurface strata, surface waters (including navigable waters, streams, ponds, drainage basins, and wetlands), groundwater, drinking water supply, stream sediments, ambient air (including the air within buildings and the air within other natural or man-made structures above or below ground), plant and animal life, and any other natural resource.
“Environmental Claims” shall mean any and all Actions arising pursuant to any Environmental Laws or Environmental Permits, or arising from the presence, Release, or threatened Release (or alleged presence, Release, or threatened Release) into the Environment of any Hazardous Materials, including any and all claims by any Governmental Entity or by any Person for enforcement, cleanup, remediation, removal, response, remedial or other actions or damages, contribution, indemnification, cost recovery, compensation, or injunctive relief pursuant to any Environmental Law.
“Environmental Laws” shall mean any and all Laws regulating or relating to, or imposing liability with respect to, pollution or the protection of human health and safety (as it relates to exposure to Hazardous Materials), or the Environment, or damage to natural resources, including Laws relating to Releases and threatened Releases or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of Hazardous Materials.
“Environmental Permits” shall mean all permits, registrations, certifications, licenses, franchises, exemptions, approvals, consents, waivers, water rights or other authorizations of Governmental Entities issued under or with respect to applicable Environmental Laws.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974.
“Estimated Working Capital Adjustment Amount” shall mean an amount, which may be positive or negative, equal to (a) the amount of Working Capital set forth in the Estimated Closing Statement minus (b) the Target Working Capital Amount.
“Excluded Liabilities” shall mean any Liabilities of the Companies to the extent not solely related to the Business.
“FERC” shall mean the Federal Energy Regulatory Commission.
“Final Purchaser Adjusted Consideration Amount” shall mean an amount, which may be positive or negative, equal to (a) the amount of Purchaser Adjusted Consideration set forth in the Final Closing Statement minus (b) the amount of Purchaser Adjusted Consideration set forth in Estimated Closing Statement.
“Final Seller Adjusted Consideration Amount” shall mean an amount, which may be positive or negative, equal to (a) the amount of Seller Adjusted Consideration set forth in the Final Closing Statement minus (b) the amount of Seller Adjusted Consideration set forth in Estimated Closing Statement.
“Final Working Capital Adjustment Amount” shall mean an amount, which may be positive or negative, equal to (a) the amount of Working Capital set forth in the Final Closing Statement minus (b) the Target Working Capital Amount.
“GAAP” shall mean generally accepted accounting principles in the United States, consistently applied throughout the periods involved.
“Gas SPA” shall mean that certain Stock Purchase Agreement by and among NUI Corporation, Purchaser, Parent and Southern Company Gas, dated as of the date hereof.
“Governmental Entity” shall mean any foreign, domestic, supranational, federal, territorial, state or local governmental entity, quasi-governmental entity, court, tribunal, judicial or arbitral body, commission, board, bureau, agency or instrumentality, or any regulatory, administrative or other department, agency, or any political or other subdivision, department or branch of any of the foregoing.
“Hazardous Material” shall mean (a) any chemicals, materials, substances, or wastes which are now or hereafter defined as or included in the definition of “hazardous substance,” “hazardous material,” “hazardous waste,” “solid waste,” “toxic substance,” “extremely hazardous substance,” “pollutant,” “contaminant,” or words of similar import under applicable Environmental Laws; (b) any petroleum, petroleum products (including crude oil or any fraction thereof), natural gas, natural gas liquids, liquefied natural gas or synthetic gas useable for fuel (or mixtures of natural gas and such synthetic gas), or oil and gas exploration or production waste, polychlorinated biphenyls, asbestos-containing materials, mercury, and lead- based paints; and (c) any other chemical, material, substances, waste, or mixture thereof which is prohibited, limited, or regulated by Environmental Laws.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976.
“Indebtedness” shall mean, with respect to a Person, without duplication and determined in each case in accordance with the Accounting Principles: (a) any indebtedness for borrowed money, whether current, short-term or long-term, secured or unsecured, including obligations evidenced by a note, bond, debenture or similar instruments; (b) any obligations in respect of interest rate hedging arrangements; (c) any obligations in respect of letters of credit or bank guarantees; (d) any obligations issued or assumed as the deferred purchase price of any property or services (other than trade credit incurred in the ordinary course of business); and (e) any guarantee by such Person of any obligations of another Person of the types described in the foregoing clauses (a) through (d).
“Intellectual Property” shall mean (a) any U.S. or foreign patents, copyrights, all registered and unregistered trademarks, service marks, trade names, logos, Internet domain names, websites, social media accounts or Internet keywords (e.g., Google AdWords), mask works, and other similar intangible rights throughout the world, and applications or registrations for any of the foregoing, (b) any protectable or proprietary interest, whether registered or unregistered, in know-how, trade secrets, database rights, software, operating and manufacturing procedures, designs, specifications and the like, (c) any protectable or proprietary interest in any similar intangible asset of a technical, scientific or creative nature, and (d) any protectable or proprietary interests in or to any documents or other tangible media containing any of the foregoing.
“Intercompany Debt” shall mean the Indebtedness of either of the Companies held by Affiliates of the Companies.
“IRS” shall mean the U.S. Internal Revenue Service.
“Knowledge of Seller” shall mean the actual knowledge of the Persons listed on Section 1.1(a) of the Seller Disclosure Letter.
“Law” shall mean any federal, state, local, foreign or supranational law, statute, regulation, ordinance or rule.
“Liability” shall mean all Indebtedness, obligations and other liabilities of any nature, whether absolute, accrued, matured, contingent (or based upon any contingency), known or unknown, fixed or otherwise, or whether due or to become due.
“Loss” or “Losses” shall mean any Liability, including, costs and expenses of any and all Actions, assessments, judgments, settlements or compromises relating thereto, reasonable attorneys’ fees, reasonable disbursements, interest, penalties and all expenses incurred in investigating, preparing or defending against any Action commenced or threatened or any Order in connection therewith.
“made available” shall mean that such information, document or material was provided for review by Purchaser or its representatives in the electronic data site established on behalf of the Companies and to which Purchaser or its representatives has been given access in connection with the transactions contemplated by this Agreement on or before 12:01 a.m. New York time on the last day preceding the date hereof (and was not removed prior to the date hereof); provided, however, that any redacted materials, documents or information shall not be deemed to have been “made available” to Purchaser or its representatives.
“NERC” shall mean the North American Electric Reliability Corporation.
“Oleander Business” shall mean the business and operations of the Oleander Facility as reflected in the Business Financial Statements.
“Oleander LP” shall mean Oleander Power Project, Limited Partnership.
“Order” shall mean any charge, decree, ruling, determination, directive, award, order, judgment, writ, injunction or stipulation of a Governmental Entity.
“Organizational Documents” shall mean, with respect to any Person, (a) the articles or certificate of formation, incorporation or organization (or the equivalent organizational documents) of such Person and (b) the bylaws or limited liability company agreement or regulations (or the equivalent governing documents) of such Person.
“Pension Participant” shall mean each person (a) who is a participant in the Seller Pension Plan and (b) who is a Business Employee included on the list of Pension Participants provided by Seller pursuant to Section 3.14(d), as it may be updated in accordance with Section 6.1(a).
“Permits” shall mean all licenses, permits, franchises, approvals, registrations, authorizations, consents or Orders of any Governmental Entity (other than the Required Regulatory Approvals and Environmental Permits).
“Permitted Encumbrances” shall mean (a) statutory Encumbrances of landlords and mechanics’, carriers’, workmen’s, repairmen’s, warehousemen’s, materialmen’s or other like Encumbrances arising or incurred in the ordinary course of business, (b) Encumbrances arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business, (c) Encumbrances for Taxes, assessments or other governmental charges or levies that are not due or payable or that are being contested by appropriate Actions or that may thereafter be paid without material penalty and for which adequate reserves have been established, (d) Encumbrances disclosed on or reflected in the Business Financial Statements, (e) with respect to real property, defects or imperfections of title not materially interfering with the ordinary conduct of the Business, (f) restrictions under the leases, subleases and similar agreements with respect to the Real Property, none of which materially interferes with the ordinary conduct of the Business, (g) any Easements, covenants, rights-of-way, restrictions of record and other similar charges not materially interfering with the ordinary conduct of the Business, (h) any conditions that would be shown by a current, accurate survey or physical inspection of any Real Property, (i) zoning, entitlement, land use, environmental, building and other similar restrictions, none of which materially interferes with the ordinary conduct of the Business, (j) Encumbrances that have been placed by any developer, landlord or other third party on property owned by third parties over which either of the Companies has easement rights and subordination or similar agreements relating thereto, not materially interfering with the ordinary conduct of the Business, (k) Encumbrances incurred or deposits made in connection with workers’ compensation, unemployment insurance or other types of social security, (l) all rights of any Person under condemnation, eminent domain or similar proceedings, which are pending or threatened prior to Closing, (m) all Encumbrances arising under approvals obtained by the Companies and related to the Business which have been issued by any Governmental Entities, (n) Encumbrances arising under any lease or sublease for Leased Real Property and (o) nonexclusive licenses to Intellectual Property granted in the ordinary course of business.
“Person” shall mean an individual, partnership (general or limited), corporation, limited liability company, joint venture, association or other form of business organization (whether or not regarded as a legal entity under applicable Law), trust or other entity or organization, including a Governmental Entity.
“Post-Closing Tax Period” shall mean any taxable period beginning after the Closing Date, and, in the case of any Straddle Tax Period, the portion of such period beginning immediately after the Closing Date.
“Pre-Closing Tax Period” shall mean any taxable period ending on or prior to the Closing Date and, in the case of any Straddle Tax Period, the portion of such period ending on and including the Closing Date.
“Property Taxes” shall mean real, personal and intangible ad valorem property Taxes.
“Purchase Price” shall mean the aggregate amount determined pursuant to Section 2.2, as it may be adjusted pursuant to Section 2.7.
“Purchaser Adjusted Consideration” shall mean (a) if the Closing Date occurs prior to or on December 31, 2018, $0, and (b) if the Closing Date occurs after December 31, 2018, an amount, rounded to the nearest one-hundredth of a cent, equal to (i) $110,000 multiplied by (ii) the number of calendar days elapsed from and including December 31, 2018 until (and including) the Closing Date.
“Purchaser Material Adverse Effect” shall mean any Effect that, individually or in the aggregate with other Effects, has, or would reasonably be expected to have, a material adverse effect on the ability of Purchaser to perform its obligations under this Agreement or consummate the transactions contemplated hereby on a timely basis.
“Purchaser Service Companies” shall mean any of Purchaser’s Affiliates, including NextEra Energy Operating Services, LLC, engaged by Purchaser to operate a Facility.
“Real Property” shall mean the fee interests of the Companies or their Subsidiaries (including any partial, undivided fee interest) in real property relating to the operation of the Business, including buildings, structures, pipelines, other improvements, and fixtures located thereon (the “Owned Real Property”), the leasehold and subleasehold interests of the Companies or their Subsidiaries (including any partial, undivided fee interest) under the leases and subleases of real property relating to the operation of the Business (the “Leased Real Property”), and the Easements in favor of the Companies or their Subsidiaries relating to the operation of the

Business, including buildings, structures, pipelines, other improvements and fixtures located thereon (the “Conveyed Easements”).
“Release” shall mean any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, or disposing of Hazardous Materials into the Environment.
“Representative” shall have the meaning ascribed to such term in the Confidentiality Agreement.
“Required Regulatory Approvals” shall mean the approvals set forth on Section 1.1(b) of the Seller Disclosure Letter.
“Securities Act” shall mean the U.S. Securities Act of 1933.
“Seller Adjusted Consideration” shall mean (a) if the Closing Date occurs prior to December 31, 2018, an amount, rounded to the nearest one-hundredth of a cent, equal to (i) $110,000 multiplied by (ii) the number of calendar days between (and including) the Closing Date until (and including) December 31, 2018 and (b) if the Closing Date occurs on or after December 31, 2018, $0.
“Seller Benefit Plan” shall mean all employee benefit plans (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA) and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree health or life insurance, supplemental retirement, superannuation, gratuity, jubilee, provident fund, employment, severance, retention, termination, change in control, welfare, post-employment, profit-sharing, disability, health, vacation, sick leave benefits, fringe benefits or other benefit plans, programs, agreements or arrangements, (a) that are sponsored, maintained, contributed to or required to be maintained or contributed to by Seller or any of its Affiliates, in each case providing benefits to any Business Employee, or (b) under which the Companies have any Liability or any obligation to contribute (whether actual or contingent).
“Seller Group” shall mean Seller and its Affiliates.
“Seller Marks” shall mean all registered and unregistered trademarks, service marks, trade names, logos, four-color combination of red, green, white and blue trademarks that identifies and are distinctive to Seller or its Affiliates, service marks and logos, Internet domain names, websites, social media accounts or Internet keywords (e.g., Google AdWords) and any applications for registration of any of the foregoing, together with all goodwill associated with each of the foregoing, owned or used by Seller or its Affiliates (other than the Companies and their respective Subsidiaries), including all trademarks that include the term “Southern Company” or “Southern Power” and all trademarks used in conjunction with or related thereto or containing or comprising the foregoing, and any logos, designs or four-color combination of red, green, white and blue elements used with any of the trademarks listed above, including but not limited to the triangular logo, and any trademarks confusingly similar thereto or dilutive thereof (including any word or expression similar thereto or constituting an abbreviation or extension thereof).

“Seller Pension Materials” means the Aon Hewitt document provided by Seller to Purchaser entitled Basis for Measuring Retirement Benefit Obligations and Costs at Year-End 2017, delivered on January 30, 2018.
“Stanton Business” shall mean the business and operations of the Stanton Facility as reflected in the Business Financial Statements.
“Stanton Ownership Documents” shall mean (a) the Stanton Energy Center Combined Cycle Unit A Construction and Ownership Participation Agreement, dated March 19, 2001, among SCF, Orlando Utilities Commission, Kissimmee Utility Authority and Florida Municipal Power Agency, and (b) the Stanton Energy Center Combined Cycle Unit A Operating Agreement, dated June 29, 2001, among SCF, Orlando Utilities Commission, Kissimmee Utility Authority and Florida Municipal Power Agency.
“Straddle Tax Period” shall mean any taxable period that begins on or before the Closing Date and ends after the Closing Date.
“Subsidiary” shall mean, with respect to any Person, any other Person, whether incorporated or unincorporated, of which (a) such first Person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions or (b) such first Person is, or directly or indirectly owns or controls, a general partner or managing member.
“Target Working Capital Amount” shall mean the amount set forth on Annex A of the Target Working Capital Statement and designated as the “Target Working Capital” of the Companies.
“Tax” shall mean any tax of any kind, including any federal, state, local or foreign income, profits, license, severance, occupation, windfall profits, capital gains, capital stock, transfer, registration, social security (or similar), production, franchise, gross receipts, payroll, sales, employment, use, property, excise, value added, estimated, stamp, alternative or add-on minimum, environmental or withholding tax, and any other duty, assessment or governmental charge, in each case in the nature of a tax, imposed by any Governmental Entity, together with all interest, penalties and additional amounts imposed with respect to such amounts.
“Tax Claim” shall mean any Tax Proceeding (a) that, if pursued successfully, would reasonably be expected to serve as the basis for a claim for indemnification under Article VII or (b) relating to a Pre-Closing Tax Period or Straddle Tax Period of either of the Companies or any of their respective Subsidiaries.
“Tax Proceeding” shall mean any audit, examination, contest, litigation or other Action relating to Taxes.
“Tax Return” shall mean any return, declaration, report, election, claim for refund or information return or statement filed or required or permitted to be filed with any taxing authority relating to Taxes, including any schedule or attachment thereto or any amendment thereof.

“United States” or “U.S.” shall mean the United States of America and its territories and possessions.
“WARN Act” shall mean the federal Worker Adjustment Retraining and Notification Act of 1988 and similar state or local Laws related to plant closings, relocations and mass layoffs.
“Working Capital” shall mean Current Assets less Current Liabilities, in each case, as defined in the Accounting Principles, in accordance with the Target Working Capital Statement.
1.2    Other Definitions. The following terms shall have the meanings defined in the Section indicated:

Term	Section
ABO	6.4(b)
Accounting Principles	2.4(b)
Agreement	Preamble
Allocation	2.11(b)
Business Confidential Information	5.3(a)
Business Financial Statements	3.5(a)
Business Material Contracts	3.9(a)
Cap	10.2(b)(iii)
Capacity Payments NPV	2.8(b)
Closing	2.1
Closing Date	2.3(a)
Closing Payment Adjustments	2.2
Combined Tax Return	7.5(a)
Companies	Recitals
Continuation Period	6.2(a)
Continuing Guarantees	5.10
Contract Capacity Payments	2.8(b)
Controlling Party	7.7(b)
Conveyed Easements	Definition of Real Property
De Minimis Amount	10.2(b)(ii)
Direct Loss	10.4(e)
Effect	Definition of Business Material Adverse Effect
Effects	Definition of Business Material Adverse Effect
Enforceability Exceptions	3.3
Estimated Closing Statement	2.4(a)
Facilities	Recitals
Final Closing Statement	2.6(c)
Final Financial Model	2.9(d)
Final NPV Amount	2.10
Financial Model	2.8(a)
Financial Notice of Disagreement	2.9(b)
Financial Resolution Period	2.9(c)
Fundamental Indemnification Matters	10.2(b)(ii)

Indemnifying Party	10.4(a)
Indemnitees	10.4(a)
Independent Accounting Firm	2.6(c)
Independent Valuation Firm	2.9(d)
Initial Closing Statement	2.5(a)
Intercompany Arrangements	5.9
Interests	Recitals
IT Systems	3.18
Labor Agreements	3.14(a)
Leased Real Property	Definition of Real Property
Legal Restraints	8.1(a)
New Plan	6.2(a)
Non-Controlling Party	7.7(b)
Nonqualified Benefits Participants	6.4(d)
Notice of Disagreement	2.6(a)
NPV Adjustment	2.10
Oleander Facility	Recitals
OUC	3.21
Outside Date	9.1(b)(i)
Owned Real Property	Definition of Real Property
Parent	Parent
Parent DC Trust	6.4(c)
Parent DCP	6.4(c)
Parent FSA Plans	6.3(c)
Parent Pension Plan	6.4(b)
Parent SBP	6.4(c)
Parent SERP	6.4(c)
Parent’s 401(k) Plan	6.4(a)
Parties	Preamble
Party	Preamble
PBGC	3.13(e)
Pension Transfer Amount	6.4(b)
Pension Transfer Date	6.4(b)
Post-Closing Adjustment	2.7
Post-Closing Financial Model	2.9(a)
PPAs	2.8(b)
PPP	6.3(e)
Pre-Closing Insurance	5.16
Pre-Closing Separate Tax Return	7.5(a)
Purchaser	Preamble
Purchaser Burdensome Condition	5.5(d)
Purchaser Fundamental Representations	8.3(a)
Purchaser Indemnified Parties	10.2(a)
Purchaser Tax Indemnified Parties	7.1
Purchaser Termination Fee	9.3
Purchaser’s Draft Allocation	2.11(b)

Releasees	5.12(a)
Resolution Period	2.6(b)
Sale	2.1
SCF	Recitals
SCF Interests	Recitals
SCO	Recitals
SCO Interests	Recitals
Section 414(l) Amount	6.4(b)
Seller	Preamble
Seller Burdensome Condition	5.5(d)
Seller DC Trust	6.4(c)
Seller DCP	6.4(c)
Seller Disclosure Letter	Article III
Seller FSA Plans	6.3(c)
Seller Fundamental Representations	8.2(a)
Seller Indemnified Parties	10.3(a)
Seller Indemnified Taxes	7.1
Seller NPV Amount	2.10
Seller Pension Plan	6.4(b)
Seller SBP	6.4(c)
Seller SERP	6.4(c)
Seller Tax Indemnified Parties	7.2
Seller’s 401(k) Plan	6.4(a)
Seller’s Allocation Notice	2.11(b)
Stanton Facility	Recitals
Stanton Facility Interest	Recitals
Substituted Guarantees	5.10
Target Working Capital Statement	2.4(b)
Tax Dispute	7.14(a)
Tax Referee	7.14(b)
Third Party Claim	10.4(a)
Third Party Claim Notice	10.4(a)
Threshold	10.2(b)(ii)
Transaction Tax Treatment	2.11(a)
Transfer Taxes	7.11
Transition Arrangements	5.14(d)
Transition Protocol	5.15
Willful Breach	9.5
Withheld Business Material Contracts	3.9(b)
1.3    Other Interpretive Matters. Unless otherwise expressly provided, for purposes of this Agreement, the following rules of interpretation apply.

(a)    Appendices, Exhibits and Schedules. Unless otherwise expressly indicated, any reference in this Agreement to an “Exhibit” or “Schedule” refers to an Exhibit or Schedule to this Agreement. The Exhibits and Schedules to this Agreement are hereby incorporated and made a part hereof as if set forth in full herein and are an integral part of this Agreement. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein are defined as set forth in this Agreement. In the event of conflict or inconsistency, this Agreement shall prevail over any Exhibit or Schedule.
(b)    Time Periods. When calculating the period of time before which, within which, following or after which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period will be excluded. If the last day of such period is a non-Business Day, the period in question will end on the next succeeding Business Day.
(c)    Gender and Number. Whenever the context requires, the gender of all words used in this Agreement includes the masculine, feminine, and neuter, and the singular includes the plural, and the plural includes the singular.
(d)    Certain Terms. The words such as “herein,” “hereinafter,” “hereof,” and “hereunder” refer to this Agreement (including the Exhibits and Schedules to this Agreement) as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires. The word “including” or any variation thereof means “including, without limitation” and does not limit any general statement that it follows to the specific or similar items or matters immediately following it. The words “to the extent” when used in reference to a liability or other matter, means that the liability or other matter referred to is included in part or excluded in part, with the portion included or excluded determined based on the portion of such liability or other matter exclusively related to the subject or period. The word “or” shall be disjunctive but not exclusive. A reference to any Party or to any party to any other agreement or document shall include such party’s successors and permitted assigns. A reference to any legislation or to any provision of any legislation shall include any amendment to, and any modification or reenactment thereof, any legislative provision substituted therefor and all regulations and statutory instruments issued thereunder or pursuant thereto (provided, that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date, references to any statute shall be deemed to refer to such statute and any rules or regulations promulgated thereunder as amended through such specific date). The phrase “ordinary course of business” refers to the ordinary course of business of the Business and not of Seller and its Affiliates generally. References to “$” shall mean U.S. dollars and references to “written” or “in writing” include in electronic form. Any reference to “days” shall mean calendar days unless Business Days are expressly specified.
(e)    Headings. The division of this Agreement into Articles, Sections, and other subdivisions, and the insertion of headings are for convenience of reference only and do not affect, and will not be utilized in construing or interpreting, this Agreement. All references in this Agreement to any “Section” are to the corresponding Section of this Agreement unless otherwise specified.
(f)    Joint Participation. The Parties have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.
ARTICLE II

THE SALE AND PURCHASE

2.1    Sale and Purchase of Interests. Upon the terms and subject to the conditions set forth in this Agreement, at the closing of the transactions contemplated by this Agreement (the “Closing”), Seller shall transfer, convey, assign and deliver, or cause to be transferred, conveyed, assigned and delivered, to Purchaser, and Purchaser shall, and Parent shall cause Purchaser to, purchase and acquire from Seller, the Interests, free and clear of all Encumbrances, other than Encumbrances under applicable securities Laws (the “Sale”).
2.2    Closing Payment. In consideration for the Interests, at the Closing, Purchaser shall, and Parent shall cause Purchaser to, deliver to Seller (and/or one or more of Seller’s designees), in cash, an aggregate of (a) $195,000,000, plus (b) the Estimated Working Capital Adjustment Amount (if any), plus (c) the Seller Adjusted Consideration, if any, minus (d) the amount, if any, of Indebtedness of the Companies set forth in the Estimated Closing Statement minus (e) the Purchaser Adjusted Consideration, if any (the amounts in (b), (c), (d) and (e) together, the “Closing Payment Adjustments”).
2.3    Closing.
(a)    The Closing shall take place (i) at the offices of Jones Day, 1420 Peachtree Street, Atlanta, Georgia 30309, at 10:00 a.m., Atlanta time, on the third Business Day after the date on which all of the conditions set forth in Article VIII (other than those conditions that by their nature are to be fulfilled or, to the extent permitted by applicable Law, waived on the Closing Date, but subject to the fulfillment or, to the extent permitted by applicable Law, waiver of those conditions) are fulfilled or, to the extent permitted by applicable Law, waived, or (ii) at such other place, time or date as may be mutually agreed upon in writing by Seller and Purchaser; provided, however, that if the Closing Date would otherwise fall in the last 14 calendar days of any financial quarter of Parent, the Closing shall at Purchaser’s written election occur on the first Business Day of the next succeeding financial quarter of Parent (provided that, if Purchaser makes such an election, the date on which the Closing would have otherwise been required to occur shall be deemed the “Closing Date” for the purposes of calculating the Purchaser Adjusted Consideration and Seller Adjusted Consideration). The date on which the Closing occurs is referred to as the “Closing Date.” The Closing shall be deemed to have occurred at 11:59 p.m. Atlanta time on the Closing Date.
(b)    At or prior to the Closing:
(i)    Seller shall deliver or cause to be delivered to Purchaser:
(A)    a duly executed Assignment Agreement conveying to Purchaser all of the Interests and acknowledging receipt of the Purchase Price;

(B)    the certificate required to be delivered pursuant to Section 8.2(d);
(C)    resignations, effective as of the Closing Date, of all of the managers and officers of each of the Companies and their respective Subsidiaries;
(D)    a duly executed certificate of non-foreign status of Seller, dated the Closing Date, substantially in the form of the sample certification set forth in Treasury Regulation Section 1.1445-2(b)(2)(iv)(B); and
(E)    an IRS Form W-9, Request for Taxpayer Identification Number and Certificate, duly executed by an officer of Seller.
(ii)    Parent shall cause Purchaser to:
(A)    pay to Seller (or to any Affiliate designated by Seller) by wire transfer, to the account or accounts designated by Seller (or by such Affiliate) in the notice accompanying the Estimated Closing Statement, immediately available funds in the aggregate amount determined pursuant to, and in accordance with, Section 2.2; and
(B)    deliver to Seller the certificate required to be delivered pursuant to Section 8.3(c).
2.4    Closing Payment Adjustments.
(a)    Not less than five Business Days prior to the anticipated Closing Date, Seller shall provide Purchaser with a statement with a written estimate of each of (i) Working Capital and (ii) Indebtedness of the Companies, in each case as of the Closing (the “Estimated Closing Statement”), which shall be accompanied by a notice that sets forth (A) Seller’s good faith determination of the Closing Payment Adjustments and the Purchase Price after giving effect to the Closing Payment Adjustments and (B) the account or accounts to which Purchaser shall transfer the Purchase Price pursuant to Section 2.3. For the avoidance of doubt, the estimate of the Indebtedness of the Companies as of the Closing set forth on the Estimated Closing Statement shall give effect to the repayment of Indebtedness that occurs at or prior to the Closing.
(b)    The Estimated Closing Statement shall be prepared in accordance with the Accounting Principles attached as Schedule I hereto (the “Accounting Principles”) and in accordance with GAAP, in each case, applied consistently with their application in connection with the preparation of the Business Financial Statements. It is understood and agreed that Annex A of Schedule I sets forth the calculation of the Target Working Capital Amount (the “Target Working Capital Statement”).
(c)    From and after the delivery of the Estimated Closing Statement until the day prior to the Closing Date, Seller shall, and shall cause the Companies to, (i) reasonably assist Purchaser and its Representatives in Purchaser’s review of the Estimated Closing Statement and (ii) make available the Representatives responsible for preparing the Estimated Closing

Statement to discuss the Estimated Closing Statement with Purchaser. Seller shall consider in good faith any comments on the Estimated Closing Statement submitted by Purchaser.
2.5    Post-Closing Statement.
(a)    Within 60 days after the Closing Date, Purchaser shall prepare in good faith and deliver to Seller statements of (i) Working Capital, (ii) Indebtedness of the Companies, (iii) Purchaser Adjusted Consideration and (iv) Seller Adjusted Consideration, in each case as of the Closing (collectively, the “Initial Closing Statement”). The Initial Closing Statement shall be prepared in accordance with the Accounting Principles and in accordance with GAAP, in each case applied consistently with their application in connection with the preparation of the Business Financial Statements.
(b)    Following the Closing through the date that the Final Closing Statement becomes final and binding, Seller and its Affiliates and representatives shall be permitted to access and review the books, records and work papers of the Companies relating to the Business, and Purchaser shall, and shall cause its Affiliates (including the Companies) and its and their respective employees, accountants and other representatives to, cooperate with and assist Seller and its Affiliates and representatives in connection with such review, including by providing access to such books, records and work papers and making available personnel to the extent reasonably requested; provided, that the accountants of Purchaser and its Affiliates shall not be obliged to make any books, records or work papers available to Seller and its Affiliates except in accordance with such accountant’s normal disclosure procedures and then only after Seller or its Affiliate, as applicable, has signed a customary agreement relating to such access to books, records and work papers.
(c)    Purchaser agrees that, following the Closing through the date that the Final Closing Statement becomes final and binding, it will not take or permit to be taken any actions with respect to any accounting books, records, policies or procedures on which the Business Financial Statements or the Initial Closing Statement is based, or on which the Final Closing Statement is to be based, that would impede or delay the determination of the amount of Working Capital or Indebtedness of the Companies as of the Closing or the preparation of any Notice of Disagreement or the Final Closing Statement in the manner and utilizing the methods provided by this Agreement.
2.6    Reconciliation of Post-Closing Statement.
(a)    Seller shall notify Purchaser in writing no later than 30 days after Seller’s receipt of the Initial Closing Statement if Seller disagrees with the Initial Closing Statement, which notice shall describe the basis for such disagreement (the “Notice of Disagreement”). If no Notice of Disagreement is delivered to Purchaser by such time, then the Initial Closing Statement shall become final and binding upon the Parties in accordance with Section 2.6(c).
(b)    During the 30 days immediately following the delivery of a Notice of Disagreement (the “Resolution Period”), Seller and Purchaser shall seek to resolve any differences that they may have with respect to the matters specified in the Notice of Disagreement.

(c)    If, at the end of the Resolution Period, Seller and Purchaser have been unable to resolve any differences that they may have with respect to the matters specified in the Notice of Disagreement, Seller and Purchaser shall submit all matters that remain in dispute with respect to the Notice of Disagreement to Grant Thornton LLP (the “Independent Accounting Firm”). Within 30 days after submission of such matters to the Independent Accounting Firm, the Independent Accounting Firm shall make a final determination in accordance with the Accounting Principles and the terms and definitions of this Agreement and based solely on the written submissions of the Parties, binding on the Parties, of the appropriate amount of each of the matters that remain in dispute as indicated in the Notice of Disagreement that Seller and Purchaser have submitted to the Independent Accounting Firm. With respect to each disputed matter, such determination, if not in accordance with the position of either Seller or Purchaser, shall not be in excess of the higher, or less than the lower, of the amounts advocated by Seller in the Notice of Disagreement or by Purchaser in the Initial Closing Statement with respect to such disputed matter. The Independent Accounting Firm shall not review or make any determination with respect to any matter other than the matters that remain in dispute as indicated in the Notice of Disagreement. The statements of (i) Working Capital, (ii) Indebtedness of the Companies, (iii) Purchaser Adjusted Consideration and (iv) Seller Adjusted Consideration that are final and binding on the Parties, as determined either through agreement of the parties pursuant to Section 2.6(a) or Section 2.6(b) or through the action of the Independent Accounting Firm pursuant to this Section 2.6(c), are referred to as the “Final Closing Statement.”
(d)    All fees and expenses relating to the work, if any, to be performed by the Independent Accounting Firm shall be borne equally by Seller, on the one hand, and Purchaser on the other hand. During the review by the Independent Accounting Firm, each of Purchaser and Seller shall, and shall cause its respective Affiliates (including, in the case of Purchaser, the Companies) and its and their respective employees, accountants and other representatives to, each make available to the Independent Accounting Firm interviews with such personnel, and such information, books and records and work papers, as may be reasonably requested by the Independent Accounting Firm to fulfill its obligations under Section 2.6(c); provided, that the accountants of Seller or Purchaser shall not be obliged to make any work papers available to the Independent Accounting Firm except in accordance with such accountants’ normal disclosure procedures and then only after such Independent Accounting Firm has signed a customary agreement relating to such access to work papers. In acting under this Agreement, the Independent Accounting Firm shall act as an expert and not an arbitrator.
(e)    The process set forth in Section 2.5 and this Section 2.6 shall be the sole and exclusive remedy of any of the Parties and their respective Affiliates for any disputes related to the Closing Payment Adjustments, the Post-Closing Adjustment and the calculations and amounts on which they are based or set forth in the related statements and notices delivered in connection therewith. For the avoidance of doubt, the calculations to be made pursuant to Section 2.5 and this Section 2.6 and the Closing Payment Adjustments and Post-Closing Adjustment are not intended to be used to adjust for errors or omissions that may be found with respect to the Business Financial Statements or any inconsistencies between the Business Financial Statements or the Accounting Principles, on the one hand, and GAAP, on the other hand. After the determination of the Final Closing Statement, none of the Parties shall have the right to make any claim based upon the preparation of the Final Closing Statement or the calculation of Working Capital, Indebtedness, Purchaser Adjusted Consideration and Seller

Adjusted Consideration as of the Closing (even if subsequent events or subsequently discovered facts would have affected the determination of the Final Closing Statement or the calculations of Working Capital or Indebtedness had such subsequent events or subsequently discovered facts been known at the time of the determination of the Final Closing Statement).
2.7    Post-Closing Adjustment. The “Post-Closing Adjustment” shall be equal to (a) (i) the Final Working Capital Adjustment Amount minus (ii) the Estimated Working Capital Adjustment Amount minus (b) (i) the amount of Indebtedness of the Companies set forth in the Final Closing Statement minus (ii) the amount of Indebtedness of the Companies set forth in the Estimated Closing Statement minus (c) the Final Purchaser Adjusted Consideration Amount plus (d) the Final Seller Adjusted Consideration Amount. If the Post-Closing Adjustment is a positive amount, then Purchaser shall, and Parent shall cause Purchaser to, pay in cash to Seller (or one or more Affiliates designated by Seller) the amount of the Post-Closing Adjustment. If the Post-Closing Adjustment is a negative amount, then Seller (or an Affiliate designated by Seller) shall pay in cash to Purchaser the absolute value of the amount of the Post-Closing Adjustment. Any such payment pursuant to this Section 2.7 shall be made within ten Business Days after the determination of the Final Closing Statement by wire transfer of immediately available funds.
2.8    Plant Financial Model.
(a)    On the date hereof, Seller delivered to Purchaser a financial model set forth in Schedule II, an electronic copy of which has been furnished by counsel to Seller to counsel of Purchaser on the date of this Agreement, with the file name Financial Results and Forecasts FINAL 5.20.2018.xlsx (the “Financial Model”).
(b)    On the tab labeled “NPV”, cells F8 through R8 of the Financial Model set forth annual contract capacity payments (the “Contract Capacity Payments”) derived by Seller solely from the terms of the power purchase agreements set forth on Section 2.8 of the Seller Disclosure Letter as in effect on the date hereof (collectively, the “PPAs”). Cell C11 of the tab labeled “NPV” sets forth the “NPV of Capacity Payments” (the “Capacity Payments NPV”).
2.9    Post-Closing Plant Financial Model; Reconciliation.
(a)    Within 60 days after the Closing Date, Purchaser shall prepare in good faith and deliver to Seller a revised version of the Financial Model (the “Post-Closing Financial Model”) that sets forth Purchaser’s calculation of the Capacity Payments NPV as of the date hereof utilizing Contract Capacity Payments derived solely from Purchaser’s review of the terms of the PPAs as in effect on the date hereof. For purposes of delivery of the Post-Closing Financial Model, the only inputs that Purchaser shall be permitted to change will be the Contract Capacity Payments set forth in the Financial Model (it being understood that other values set forth in the Post-Closing Financial Model shall be equal to those in the Financial Model unless updated as a result of Purchaser’s input of its calculation of the Contract Capacity Payments).
(b)    Seller shall notify Purchaser in writing no later than 30 days after Seller’s receipt of the Post-Closing Financial Model if Seller disagrees with Purchaser’s determination of the Capacity Payments NPV set forth in the Post-Closing Financial Model, which notice shall describe the basis for such disagreement (the “Financial Notice of Disagreement”). If no Financial Notice of Disagreement is delivered to Purchaser by such time, then the Post-Closing Financial Model and the Capacity Payments NPV and the corresponding Contract Capacity Payments set forth therein shall become final and binding upon the Parties in accordance with Section 2.9(d).
(c)    During the 30 days immediately following the delivery of a Financial Notice of Disagreement (the “Financial Resolution Period”), Seller and Purchaser shall seek in good faith to resolve any differences that they may have with respect to the matters specified in the Financial Notice of Disagreement.
(d)    If, at the end of the Financial Resolution Period, Seller and Purchaser have been unable to resolve any differences that they may have with respect to the matters specified in the Financial Notice of Disagreement, Seller and Purchaser shall submit all matters that remain in dispute with respect to the Notice of Disagreement to Duff & Phelps, LLC (the “Independent Valuation Firm”). Within 30 days after submission of such matters to the Independent Valuation Firm, the Independent Valuation Firm shall make a final determination in accordance with the terms of the PPAs as in effect on the date hereof and the terms and definitions of this Agreement and based solely on the written submissions of the Parties, binding on the Parties, of the appropriate amount of each of the matters that remain in dispute as indicated in the Financial Notice of Disagreement that Seller and Purchaser have submitted to the Independent Valuation Firm. With respect to each disputed matter, such determination, if not in accordance with the position of either Seller or Purchaser, shall not be in excess of the higher, or less than the lower, of the Capacity Payments NPV and corresponding Contract Capacity Payments advocated by Seller in the Financial Notice of Disagreement or by Purchaser in the Post-Closing Financial Model. The Independent Valuation Firm shall not review or make any determination with respect to any matter other than the determination of the Contract Capacity Payments in accordance with the PPAs as in effect on the date hereof as indicated in the Financial Notice of Disagreement. The Financial Model that contains the Capacity Payments NPV and the corresponding Contract Capacity Payments that are final and binding on the Parties, as determined either through agreement of the Parties pursuant to Section 2.9(b) or Section 2.9(c) or through the action of the Independent Valuation pursuant to this Section 2.9(d), shall be referred to as the “Final Financial Model.”
(e)    All fees and expenses relating to the work, if any, to be performed by the Independent Valuation Firm shall be borne equally by Seller, on the one hand, and Purchaser on the other hand. During the review by the Independent Valuation Firm, each of Purchaser and Seller shall, and shall cause its respective Affiliates (including, in the case of Purchaser, the Companies) and its and their respective employees, accountants and other representatives to, each make available to the Independent Valuation Firm interviews with such personnel, and such information, books and records and work papers, as may be reasonably requested by the Independent Valuation Firm to calculate the Capacity Payments NPV; provided, that the accountants of Seller or Purchaser shall not be obliged to make any work papers available to the Independent Valuation Firm except in accordance with such accountants’ normal disclosure procedures and then only after such Independent Valuation Firm has signed a customary agreement relating to such access to work papers. In acting under this Agreement, the Independent Valuation Firm shall act as an expert and not an arbitrator.

(f)    The process set forth in Section 2.8 and this Section 2.9 shall be the sole and exclusive remedy of any of the Parties and their respective Affiliates for any disputes related to the Final Financial Model, the Capacity Payments NPV, the Contract Capacity Payments and the calculations and amounts on which they are based or set forth in the related statements and notices delivered in connection therewith. For the avoidance of doubt, the calculations to be made pursuant to Section 2.8 and this Section 2.9 and the NPV Adjustment are not intended to be used to adjust for errors or omissions that may be found with respect to the Business Financial Statements or any inconsistencies between the Business Financial Statements or the Accounting Principles, on the one hand, and GAAP, on the other hand. After the determination of the Final Financial Model, none of the Parties shall have the right to make any claim based upon the preparation of the Final Financial Model or the calculation of Capacity Payments NPV (even if subsequent events or subsequently discovered facts would have affected the determination of the Final Financial Model or the calculations of the Capacity Payments NPV had such subsequent events or subsequently discovered facts been known at the time of the determination of Final Financial Model).
2.10    Financial Model Adjustment. In the event that the Capacity Payments NPV set forth in the Final Financial Model (the “Final NPV Amount”) is less than the Capacity Payments NPV set forth in the Financial Model delivered by Seller to Purchaser hereunder (the “Seller NPV Amount”) , then Seller (or an Affiliate designated by Seller) shall pay in cash to Purchaser an amount equal to the Seller NPV Amount minus the Final NPV Amount (the “NPV Adjustment”) . Any such payment pursuant to this Section 2.10 shall be made within ten Business Days after the determination of the Final Financial Model by wire transfer of immediately available funds. Notwithstanding the foregoing, in the event that the difference between the Seller NPV Amount and the Final NPV Amount is less than 2.5% of the Seller NPV Amount, the NPV Adjustment shall equal zero.
2.11    Tax Treatment; Allocation of Purchase Price.
(a)    The purchase and sale of the Interests shall be treated for U.S. federal income tax purposes as a sale of all of the assets and an assumption of all of the liabilities of the Companies and their respective Subsidiaries (other than, for the avoidance of doubt, the Excluded Liabilities) (the “Transaction Tax Treatment”). Seller and Purchaser shall (and shall cause their Affiliates to) (i) prepare and file all federal, state, local and non-U.S. Tax Returns, in a manner consistent with the Transaction Tax Treatment, and (ii) unless otherwise required by applicable Law or otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of applicable state, local or foreign Law), not take any position inconsistent therewith on any Tax Return, in connection with any Tax Proceeding or otherwise in respect of Taxes.
(b)    No later than 120 days after the Purchase Price is finally determined hereunder, or, if later, 90 days prior to the extended due date of the earlier of Purchaser’s or Seller’s federal income tax return for the tax year for which Form 8594 is required to be filed, Purchaser will prepare and deliver an allocation of the Purchase Price (and other relevant amounts) among the individual assets deemed purchased for U.S. federal income tax purposes, in accordance with Code Sections 338 and 1060 and the Treasury Regulations thereunder, as applicable (and any similar provisions of state, local or non-U.S. Law, as appropriate)

(“Purchaser’s Draft Allocation”). Within 30 days after Seller receives Purchaser’s Draft Allocation, if Seller disagrees with Purchaser’s Draft Allocation, Seller will provide Purchaser with a notice (the “Seller’s Allocation Notice”) to such effect, specifying those items as to which Seller disagrees and setting forth Seller’s proposed allocation of the Purchase Price (and other relevant amounts). If the Seller’s Allocation Notice is duly delivered, during the 20 days following such delivery, the Parties shall make their reasonable best efforts to negotiate in good faith in order to mutually agree upon the disputed items or amounts and to determine the allocation of the Purchase Price (and other relevant amounts). The Purchaser’s Draft Allocation, as prepared by Purchaser if no Seller’s Allocation Notice has been given, or as adjusted if Seller and Purchaser reach mutual agreement regarding the disputed items or amounts (the “Allocation”), will be binding upon the Parties, and (i) Seller, Seller Parent, Parent and Purchaser and their respective Affiliates will report and file Tax Returns (including, but not limited to, Internal Revenue Service Form 8594) in all respects and for all purposes consistent with such Allocation; (ii) each Party will timely and properly prepare, execute, file and deliver all such documents, forms and other information as any other Party may reasonably request in preparing such allocation; and (iii) none of Seller, Seller Parent, Parent, Purchaser, or any of their Affiliates will take any position (whether in any Tax Proceeding, on any Tax Return, or otherwise in respect of Taxes) that is inconsistent with such Allocation unless required to do so pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of applicable state, local or foreign Law). If, after their reasonable best efforts to negotiate in good faith, the Parties cannot mutually agree regarding the disputed items or amounts, each Party may separately determine the allocation of the Purchase Price (and other relevant amounts), and no Party nor any of its Affiliates will be bound by any comments or disagreements of any other Party with respect to such disputed items or amounts.
2.12    Withholding. Purchaser shall be entitled to deduct and withhold from any payment made pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to such payment under the Code, or any other provision of applicable Law; provided, that prior to making any such deduction or withholding, Purchaser shall notify Seller of its intent to withhold amounts from such payments no less than 10 Business Days prior to the Closing or as soon as reasonably practicable and shall reasonably cooperate with Seller to establish an applicable exemption from such deduction or withholding, if available. To the extent that any amounts are so withheld, such withheld amounts (i) will be remitted by Purchaser to the applicable taxing authority and (ii) will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such withholding was made.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SELLER
Except as set forth in the disclosure letter delivered to Purchaser prior to the execution of this Agreement (the “Seller Disclosure Letter”), Seller hereby represents and warrants to Parent and Purchaser as follows:
3.1    Organization and Qualification; No Subsidiaries. Each of the Companies is a limited liability company duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization. Each of the Companies’ Subsidiaries is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization. Each of the Companies and their Subsidiaries has all requisite corporate, limited partnership or limited liability company power and authority to carry on its respective portion of the Business as now being conducted and is qualified to do business and is in good standing as a foreign limited liability company or limited partnership in each jurisdiction where the conduct of the Business requires such qualification, except, in each case, for any such failures that would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect. Section 3.1 of the Seller Disclosure Letter sets forth a correct and complete list of the Companies’ Subsidiaries. Other than as set forth in Section 3.1 of the Seller Disclosure Letter, none of the Companies or their Subsidiaries owns any equity interests of any Person. Seller has made available to Purchaser correct and complete copies of the Organizational Documents of the Companies and the Organizational Documents of the Companies’ Subsidiaries, in each case, in effect as of the date of this Agreement. The Stanton Business is the only business operation that is, or has ever been carried on, by SCF, and the Oleander Business is the only business operation that is, or has ever been carried on during Seller’s (or its Affiliates’) ownership of SCO, by SCO (or its Subsidiaries).
3.2    Capitalization.
(a)    The Interests represent all of the outstanding membership interests in SCF and SCO, as applicable, and are owned by Seller, free and clear of all Encumbrances (other than any Encumbrances under applicable securities Laws). The Interests were not issued in violation of any of the respective Organizational Documents of any of the Companies. The outstanding Interests are duly authorized, validly issued and free of preemptive rights. No Person owns any equity interest, directly or indirectly, of either of the Companies (other than Seller) or their Subsidiaries (other than the Companies).
(b)    Except for the Interests, there are no other equity interests of the Companies issued and outstanding or held in treasury, and there are no preemptive or other outstanding rights, subscriptions, options, warrants, stock appreciation rights, redemption rights, repurchase rights, convertible, exercisable, or exchangeable securities or other agreements, arrangements or commitments of any character relating to the issued or unissued share capital or other equity ownership interest in either of the Companies or any other securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities in either of the Companies, and no securities evidencing such rights are authorized, issued or outstanding. Neither the Companies nor their Subsidiaries has any Indebtedness, including any Intercompany Debt. Neither of the Companies has any outstanding bonds, debentures, notes or other obligations that provide the holders thereof the right to vote (or are convertible or exchangeable into or exercisable for securities having the right to vote) with the respective equityholders of the Companies on any matter.
(c)    The Companies, directly or indirectly, own beneficially and of record all of the issued and outstanding equity securities of the Subsidiaries of the Companies, free and clear of all Encumbrances, other than any Encumbrances under applicable securities Laws. There are no preemptive or other outstanding rights, subscriptions, options, warrants, stock appreciation rights, redemption rights, repurchase rights, convertible, exercisable, or exchangeable securities or other agreements, arrangements or commitments of any character relating to the issued or unissued share capital or other equity ownership interest in the Subsidiaries of the Companies or any other securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Subsidiaries of the Companies, and no securities evidencing such rights are authorized, issued or outstanding. The Subsidiaries of the Companies have no outstanding bonds, debentures, notes or other obligations.
3.3    Authority Relative to this Agreement. Seller has all necessary corporate power and authority to execute, deliver and perform this Agreement and the Assignment Agreement, and to consummate the transactions contemplated by this Agreement and the Assignment Agreement in accordance with the terms hereof and thereof. The execution, delivery and performance by Seller of this Agreement and the Assignment Agreement, and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary action on the part of Seller, and no other proceedings on the part of Seller are necessary to authorize the execution, delivery and performance, as applicable, of this Agreement and the Assignment Agreement. This Agreement has been duly and validly executed and delivered by Seller, and, assuming the due authorization, execution and delivery of this Agreement by Parent and Purchaser, constitutes, and the Assignment Agreement, when executed and delivered by Seller, and assuming due authorization, execution and delivery thereof by Purchaser, will constitute, a valid, legal and binding agreement of Seller, enforceable against Seller in accordance with its terms, subject to the effect of any applicable Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally, or general principles of equity (collectively, the “Enforceability Exceptions”).
3.4    Consents and Approvals; No Violations. No filing with or notice to, and no consent or approval of, any Governmental Entity is required on the part of Seller or the Companies for the execution, delivery and performance by Seller of this Agreement or the Assignment Agreement or the consummation by Seller and its Affiliates of the transactions contemplated hereby or thereby, except: (a) the Required Regulatory Approvals; (b) the authorizations or approvals listed on Section 3.4(b) of the Seller Disclosure Letter, or (c) any permit, declaration, filing, authorization, registration, consent or approval, the failure to make or obtain would not reasonably be expected to materially and adversely affect the Business. Assuming compliance with the items described in clauses (a) through (c) of the preceding sentence, neither the execution, delivery or performance of this Agreement or the Assignment Agreement by Seller (or its applicable Affiliate) nor the consummation by Seller of the transactions contemplated hereby or thereby will (i) conflict with or result in any breach or violation of any provision of its Organizational Documents or the respective Organizational Documents of the Companies, (ii) result in a breach or violation of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to the creation of any Encumbrance, except for Permitted Encumbrances, or any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any Contract or any Permit relating to the Business, or (iii) violate any Law applicable to any of the Companies or their Subsidiaries, any of their respective properties or assets, or the Business, except, in the case of clauses (ii) or (iii), for breaches, violations, defaults, Encumbrances or rights of termination, amendment, cancellation or acceleration that would not reasonably be expected to have a Business Material Adverse Effect.

3.5    Financial Statements.
(a)    Section 3.5(a) of the Seller Disclosure Letter sets forth the following financial statements relating to the Business (the “Business Financial Statements”): (i) an unaudited balance sheet of each of the Companies as at December 31, 2017 and December 31, 2016 and (ii) an unaudited income statement of each of the Companies for the fiscal years ended December 31, 2017 and December 31, 2016. Each of the Business Financial Statements has been prepared from and are in accordance with the books and records of the applicable Business, have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except for the absence of footnotes) and fairly presents, in all material respects, the financial position and the results of operations of the Business as of the dates thereof or for the periods covered thereby.
(b)    Except for Liabilities (i) as (and to the extent) reflected or reserved against in the most recent balance sheet included in the Business Financial Statements, (ii) incurred in the ordinary course of business consistent with past practice since December 31, 2017 or (iii) required or contemplated to be incurred by the Companies pursuant to this Agreement, neither the Business nor the Companies have any material Liabilities.
(c)    The Companies and their Subsidiaries do not have any outstanding Encumbrances or guarantees in relation to any Indebtedness.
3.6    Absence of Certain Changes or Events. Except as contemplated by this Agreement, since December 31, 2017 through the date of this Agreement, (a) the Business has been operated in all material respects in the ordinary course consistent with past practice and (b) there has not occurred any Business Material Adverse Effect.
3.7    Title. Except as would not reasonably be expected to have, individually or in the aggregate, a material and adverse effect on the Business, (a) SCO and SCF (or one of their respective Subsidiaries), as applicable, has good and valid title to, or valid license or leasehold interests in, all of the tangible assets of its respective portion of the Business, except for such as are no longer used or useful in the conduct of such portion of the Business or as have been disposed of in the ordinary course of business consistent with past practice and (b) all such assets, other than assets in which SCO or SCF (or one of their respective Subsidiaries) has a license or leasehold interest, are free and clear of Encumbrances, other than Permitted Encumbrances.
3.8    Sufficiency of Assets. There are no Encumbrances arising under approvals obtained by the Companies or their Subsidiaries and related to the Business which have been issued by any Governmental Entities that would materially and adversely affect Purchaser’s and its Affiliates operation of the Business as it was operated by the Companies from and after the Closing. Except as set forth on Section 3.8 of the Seller Disclosure Letter, upon consummation of the transactions contemplated by this Agreement, the Companies or their Subsidiaries will own or have the right to use all of the assets, properties and rights necessary to conduct in all material respects the Business as it is currently being conducted.

3.9    Business Material Contracts.
(a)    For purposes of this Agreement, the following Contracts to which either of the Companies (or any of their respective Subsidiaries) is a party shall be deemed to constitute “Business Material Contracts”:
(i)    the PPAs;
(ii)    all Contracts between either of the Companies (or any of their Subsidiaries), on the one hand, and one or more (A) Business Employees or (B) independent non-Affiliate third party consultants or contractors individually, on the other hand (other than any such Contracts that are terminable without penalty on not more than 365 days’ notice);
(iii)    other than the Contracts addressed by Section 3.9(a)(i), all Contracts of either of the Companies or any of their Subsidiaries that individually involve expenditures by the Business in excess of $1,000,000 in the applicable Company’s or its Subsidiary’s most recently completed fiscal year;
(iv)    other than the Contracts addressed by Section 3.9(a)(i), all Contracts of either of the Companies or any of their Subsidiaries that individually involve receipt of payments by the Business in excess of $1,000,000 in the applicable Company’s or its Subsidiary’s most recently completed fiscal year;
(v)    all Contracts providing for the extension of credit by either of the Companies or their Subsidiaries, other than (A) the extension of credit to customers in the ordinary course of business consistent with past practice, and (B) normal employee advances and other customary extensions of credit in the ordinary course that are not material in amount;
(vi)    all Contracts for, or relating to, Indebtedness of the Business, or pursuant to which any Encumbrance is granted in or to any of the assets of the Business;
(vii)    all Contracts granting any Person any right or option to purchase or acquire (A) any assets (other than immaterial assets and immaterial inventory in the ordinary course of business) of the Business or (B) the Interests, in each case including rights of first option, rights of first refusal or other preferential purchase rights;
(viii)    all Contracts that, upon consummation of the transactions contemplated hereby, would limit the ability of Purchaser or its Affiliates to compete in any line of business or with any Person or in any geographic area or during any period of time (other than limitations that in the aggregate are immaterial); and
(ix)    all partnership, joint venture and joint ownership Contracts, and all similar material Contracts (however named) relating to the Business involving a sharing of assets, profits, losses, costs or liabilities with a third party (including, for the purposes of this Section 3.9(a)(ix), any Contract with Seller or any of its Subsidiaries that cannot be terminated without cause).

(b)    Section 3.9(a) of the Seller Disclosure Letter sets forth a list of each Business Material Contract and any amendment thereof. Seller has made available to Purchaser true, complete and accurate copies of all Business Material Contracts, except for the Business Material Contracts listed on Section 3.9(b) of the Seller Disclosure Letter (such contracts, the “Withheld Business Material Contracts”).
(c)    Except as would not reasonably be expected to materially and adversely affect the Business: (i) each Business Material Contract is a legal, valid and binding obligation of SCO or SCF (or one of their respective Subsidiaries), as applicable, and, to the Knowledge of Seller, each counterparty and is in full force and effect, subject to the Enforceability Exceptions, and (ii) none of the Companies nor, to the Knowledge of Seller, any other party thereto, is in breach of, or in default under, any such Business Material Contract.
3.10    Legal Proceedings. Except as set forth on Section 3.10 of the Seller Disclosure Letter, there are no Actions existing, pending or, to the Knowledge of Seller, threatened in writing against either of the Companies or any of their respective assets or properties (including their Subsidiaries), and there are no Orders outstanding against either of the Companies or any of their respective assets or properties (including their Subsidiaries), in each case, that would reasonably be expected to have a material and adverse effect on business, conditions, assets or operations of the Business or the Companies, or would reasonably be expected to result in the issuance of an Order restraining, enjoining or otherwise prohibiting or delaying the transactions contemplated by this Agreement.
3.11    Compliance with Law; Orders; Permits.
(a)    Each of the Companies and their respective Subsidiaries is, and at all times since December 31, 2015 has been, in compliance with all Laws, Orders and Permits applicable to the Business or the Companies or their Subsidiaries in all material respects.
(b)    Each of the Companies or their respective Subsidiaries possesses all material Permits necessary to own and operate its respective portion of the Business as currently operated, all of such Permits are in full force and effect, and no appeal or other proceeding is existing, pending or, to the Knowledge of Seller, threatened in writing to revoke any such Permits.
3.12    Real Property. Except as would not reasonably be expected to have, individually or in the aggregate, a material and adverse effect on the Business, each of the Companies or their respective Subsidiaries have on the date of this Agreement (and at Closing will have) good fee simple title to its respective portion of the Owned Real Property and all improvements thereon and valid leasehold interests in its respective portion of the Leased Real Property and all improvements thereon (to the extent leased by either of the Companies or their respective Subsidiaries), in each case, free and clear of all Encumbrances except Permitted Encumbrances. There does not exist any actual, ongoing, or, to the Knowledge of Seller, threatened or contemplated condemnation, eminent domain or similar proceedings affecting the Real Property.

3.13    Employee Benefits.
(a)    Section 3.13(a) of the Seller Disclosure Letter sets forth a list, as of the date hereof, of each material Seller Benefit Plan and of each Business Benefit Plan.
(b)    With respect to each material Seller Benefit Plan and each Business Benefit Plan (whether or not material), Seller has made available to Purchaser, to the extent applicable, (i) the written document evidencing such plan or, with respect to any such plan that is not in writing, a written description of the material terms thereof, and all amendments or material supplements thereto, (ii) the summary plan description, together with each summary of material modifications, (iii) the annual report (Form 5500, including schedules and attachments) filed with the IRS for the last plan year, and the most recently received IRS determination letter, (iv) any related trust agreements, insurance contracts or documents of any other funding arrangements, and (v) the most recently prepared actuarial report or financial statement.
(c)    All material contributions or premiums required to be made by either of the Companies or the Seller Group to any Seller Benefit Plan have been timely made or accrued.
(d)    No Seller Benefit Plan is a “multiemployer plan” within the meaning of Section 3(37) of ERISA or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA, and, there are no circumstances or events that could result in any material Liability to either of the Companies with respect to such a plan or a “pension plan” within the meaning of Section 3(2) of ERISA, other than as contemplated by Section 6.4(b).
(e)    With respect to the Seller Pension Plan: (i) there does not exist any failure to meet the “minimum funding standard” of Section 412 of the Code or 302 of ERISA (whether or not waived); (ii) such plan is not in “at-risk” status for purposes of Section 430 of the Code; (iii) the most recent actuarial report prepared by such plan’s actuary was based upon reasonable actuarial assumptions and was accurate in all material respects as of the valuation date of such report, and there has not been a material change in the present value of accrued benefits under such plan or the fair market value of the assets allocable to such accrued benefits since the most recent valuation date; (iv) no reportable event within the meaning of Section 4043(c) of ERISA has occurred; (v) all premiums to the Pension Benefit Guaranty Corporation (the “PBGC”) have been timely paid in full; (vi) no Liability under Title IV of ERISA related to plan termination has been or is expected to be incurred by Seller or any of its ERISA Affiliates; and (vii) the PBGC has not instituted proceedings to terminate any such plan (nor has any material correspondence been received from a Governmental Entity) and, to the Knowledge of Seller, no circumstances exist which could serve as a basis for the institution of such proceedings.
(f)    Each Seller Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received from the IRS a favorable determination letter (or in the case of a master or prototype plan, a favorable opinion letter or in the case of a volume submitter plan, a favorable advisory letter) as to its qualification under Section 401(a) of the Code, and nothing has occurred that would be reasonably expected to materially adversely affect the qualified or exempt status of such Seller Benefit Plan or trust, nor is the consummation of the transactions provided for by this Agreement reasonably expected to have any such effect.

(g)    Each Seller Benefit Plan is being, and has been, operated and administered in accordance with ERISA, the Code and all other applicable Laws and regulations thereunder and in accordance with its terms, except as would not reasonably be expected to materially and adversely affect Purchaser’s operation of the Business.
(h)    Except as set forth in Section 3.13(h) of the Seller Disclosure Letter, neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement (whether alone or in connection with other events) will (i) entitle any Business Employee to compensation or benefits or any increase in compensation or benefits, (ii) accelerate the time of any payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable under or result in any other obligation pursuant to, any Seller Benefit Plan, or (iii) constitute an event described in Section 280G(b)(2)(A)(i) of the Code.
(i)    Seller and its Affiliates have reserved the right to amend, terminate or modify at any time all plans or arrangements providing for retiree health or life insurance coverage or other retiree welfare benefits, and no representations or commitments have been made in the past 15 years through plan documents, employee or retiree communications from Seller, its Affiliates, or a predecessor entity of either or in Labor Agreements (upon expiration thereof or pursuant to bargaining), that would limit the right of Seller or Purchaser or their respective Affiliates to amend, terminate or modify any such benefits.
3.14    Labor and Employee Matters.
(a)    Other than in the ordinary course of business consistent with past practice or as set forth on Section 3.14 of the Seller Disclosure Letter, Seller and its Affiliates have not, during the one-year period preceding the date of this Agreement, transferred the employment of (i) any employee of Seller or its Affiliates (other than the Companies) to the Business or (ii) any employee of either of the Companies whose primary duties relate to the Business to an entity of Seller and its Affiliates (other than the Companies). Section 3.14(a)(ii) of the Seller Disclosure Letter sets forth a list of all collective bargaining agreements, as well as any side agreements, amendments or memoranda relating to the Business Employees (each, a “Labor Agreement”). None of the Companies or their respective Subsidiaries (x) currently employ or retain the services of, or have ever employed or retained the services of, any employee or other service provider or (y) have any Liability in respect of the employment or services of any employee or other service provider.
(b)    Seller and its Affiliates have complied with the WARN Act, to the extent applicable, except to the extent such failure to comply would not result in Purchaser or any of its Affiliates having any Liability.
(c)    As it relates to the Business, (i) no labor organization or group of employees has made a pending demand for recognition or certification, and there are and have been no representation or certification proceedings or petitions seeking a representation proceeding, with the National Labor Relations Board or any other labor relations tribunal or authority, nor have any such demands, proceedings or petitions been brought or filed or threatened to be brought or filed within the past two years, (ii) there are not now, nor have there been at any time within the last two years, any actual or threatened organizing activities, strikes, work stoppages, slowdowns, lockouts, material arbitrations or material grievances, or other material labor disputes against or involving either of the Companies except as would not reasonably be expected to materially and adversely affect Purchaser’s operation of the Business, and (iii) each of the Companies is in compliance in all material respects with all Labor Agreements and with all applicable Laws in respect of employment and employment practices, terms and conditions of employment, wages and hours and occupational safety and health.
(d)    Seller has made available to Parent a true and complete list, as of the date hereof, of all Business Employees and all Pension Participants.
3.15    Taxes.
(a)    All material Tax Returns required to be filed by or with respect to either of the Companies or any of their respective Subsidiaries or, with respect to the Business, any of their respective Affiliates, have been timely filed (taking into account extensions), and all such Tax Returns are true, correct and complete in all material respects. All material Tax Returns required to be filed with respect to the Business have been timely filed (taking into account extensions), and all such Tax Returns are true, correct and complete in all material respects.
(b)    All material Taxes required to be paid by either of the Companies or any of their respective Subsidiaries or, with respect to the Business, any of their respective Affiliates, have been duly and timely paid or will be duly and timely paid by the due date thereof.
(c)    Neither of the Companies nor any of their respective Subsidiaries has received within the three years prior to the date hereof any written notice of any actions for the assessment or collection of Taxes.
(d)    No Tax Proceeding with respect to any material Taxes of either of the Companies or their respective Subsidiaries is pending or being threatened in writing.
(e)    There are no Encumbrances for material Taxes against any assets of either of the Companies, their respective Subsidiaries, the Business or the Interests, other than Permitted Encumbrances.
(f)    No claim has been made within the last three years by any Governmental Entity in a jurisdiction where either of the Companies or any of their respective Subsidiaries does not file Tax Returns that such entity is or may be subject to taxation by such jurisdiction.
(g)    Neither of the Companies nor any of their respective Subsidiaries has waived any statute of limitations with respect to any material amounts of Tax or agreed to any extension of time with respect to any material Tax assessment or deficiency.
(h)    Neither of the Companies nor any of their respective Subsidiaries is liable for any material Taxes of any other Person as a result of successor liability or transferee liability (whether pursuant to Treasury Regulations Section 1.1502-6 or any analogous provision of state, local, or foreign Law, Contract or otherwise).

(i)    Each of the Companies and each of their respective Subsidiaries have materially complied with all applicable Laws relating to the collection and withholding of Taxes.
(j)    Neither of the Companies nor any of their respective Subsidiaries is, nor reasonably could be expected to be, required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Post-Closing Tax Period, as a result of any (i) change in method of accounting pursuant to Section 481 of the Code or the Treasury Regulations promulgated thereunder (or any similar or analogous provision of state, local or foreign Law) made prior to the Closing, (ii) installment sale or open transaction disposition made or entered into prior to the Closing, (iii) intercompany transaction made or entered into prior to the Closing or excess loss account, in each case, described in Treasury Regulations under Section 1502 of the Code (or any similar or analogous provision of state, local or foreign Law), (iv) prepaid amount received prior to the Closing, (v) “closing agreement” within the meaning of Section 7121 of the Code (or any similar or analogous provision of state, local or foreign Law) entered into prior to the Closing or (vi) election pursuant to Section 108(i) of the Code.
(k)    Since the date two years prior to the date hereof, neither of the Companies nor any of their respective Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code.
(l)    Neither of the Companies nor any of their respective Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4.
(m)    At all times since its formation, each of the Companies and their respective Subsidiaries has been properly characterized as a disregarded entity for U.S. federal income tax purposes.
(n)    Neither Company owns, directly or indirectly, any equity interest in any entity treated as a partnership for purposes of Treasury Regulations Section 301.7701-3, any entity treated as a trust for purposes of Treasury Regulations Section 301.7701-4, any “controlled foreign corporation” within the meaning of Section 957 of the Code or any other “flowthrough” entity. The Stanton Facility Interest is not an equity interest in an entity treated as a partnership or association for purposes of Treasury Regulations Section 301.7701-3 or a trust for purposes of Treasury Regulations Section 301.7701-4.
3.16    Environmental Matters. Except for such matters that would not reasonably be expected to have, individually or in the aggregate, a material and adverse effect on the Business or the Companies:
(a)    All Environmental Permits that are necessary for the ownership and operation of the Business as it is currently being operated have been obtained or timely applied for by the Companies or their Subsidiaries and are in full force and effect and the Business is in compliance with the requirements of all applicable Environmental Laws and Environmental Permits.

(b)    Except for matters that have been fully resolved, none of the Companies and their Subsidiaries is, nor since December 31, 2015 has been, subject to any consent decree, agreement, or Order arising under Environmental Laws, or received any written notice or report regarding any actual or alleged violation of Environmental Laws, or any liabilities or potential liabilities, including any investigatory, remedial, or corrective obligations, arising under Environmental Laws, in each case relating to the ownership or operation of the Business.
(c)    To the Knowledge of Seller, there is and has been no Release from, in, on, or beneath any of the Real Property (except as permitted pursuant to Environmental Laws or Environmental Permits), that would reasonably be expected to form the basis of any Environmental Claims against the Business or either of the Companies (or any of their respective Subsidiaries).
(d)    There are no Environmental Claims existing, pending or, to the Knowledge of Seller, threatened in writing against, or related to, the Business that have not been fully and finally resolved.
(e)    There are no Phase I or Phase II environmental assessments prepared since December 31, 2016 that are in Seller’s possession that describe environmental matters that would reasonably be expected to be material to the Business or the Companies, in each case, taken as a whole.
3.17    Brokers. Seller will be solely responsible for the fees and expenses of any broker, finder or investment banker entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller or any of its Affiliates.
3.18    Information Security. The Companies and their Subsidiaries have taken, or one or more of the Companies’ Affiliates have taken on behalf of the Companies and their Subsidiaries, commercially reasonable steps to protect the material information technology systems currently used in the conduct of the Business (the “IT Systems”). The Companies and their Subsidiaries have in place, or one or more of the Companies’ Affiliates have in place on behalf of the Companies and their Subsidiaries, commercially reasonable disaster recovery plans, procedures and facilities for the IT Systems and have taken commercially reasonable steps to safeguard the security of the IT Systems. To the Knowledge of Seller, there have been no unauthorized intrusions or breaches of the security of the IT Systems since December 31, 2015 that, pursuant to any applicable Law, would require the Companies or their Subsidiaries to notify customers or employees of such breach or intrusion.
3.19    Insurance. Except as would not reasonably be likely, individually or in the aggregate, to have a material and adverse effect on the Business, (a) the Companies are insured with reputable insurers or are self-insured against such risks and in such amounts as Seller reasonably has determined to be prudent and consistent with industry practice, and the Companies are in compliance in all material respects with its insurance policies and are not in default under any such policy, (b) each such policy is in full force and effect and (c) no written notice of cancellation, termination or nonrenewal (other than written notices of nonrenewals received in the ordinary course of business) has been received by the Companies with respect to any such insurance policy.
3.20    Regulatory.
(a)    The Oleander LP meets the requirements for, and has been determined by FERC to be, an “Exempt Wholesale Generator” within the meaning of the Public Utility Holding Company Act of 2005.
(b)    The Oleander LP has been authorized by FERC to engage in wholesale sales of capacity, energy, and ancillary services, and such authorization is in force as of the date hereof.
(c)    Each of the Stanton Facility and the Oleander Facility is a NERC registered “Generator Operator” and “Generator Owner” through registrations by Seller or its Affiliates in the Florida Reliability Coordinating Council, and such registrations are valid and in full force and effect.
3.21    Financial Model. As of the date of this Agreement, the Stanton Facility PPAs generally provide for the recovery of the costs of certain support services paid by SCF to the Orlando Utility Commission (the “OUC”), which are incurred by SCF pursuant to the Support Services Agreement by and between the OUC and SCF in connection with the operation of the Stanton Facility. The actual cost recovery under the Stanton Facility PPAs for these certain support services in 2017 was approximately $3 million. As of the date of this Agreement, the PPAs for the Stanton Facility and one of the PPAs for the Oleander Facility contain provisions that allow for bonus payments with respect to the availability of the applicable generating units. The actual bonus availability payments collected from these provisions in 2017 was approximately $792,000.
3.22    No Other Representations or Warranties; No Reliance. Except for the representations and warranties expressly set forth in this Article III, neither Seller nor any other Person on behalf of Seller has made, and Seller hereby expressly disclaims and negates, any other express or implied representation or warranty whatsoever (whether at law (including at common law or by statute) or in equity) with respect to Seller, the Companies, the Business or any matter relating to any of them, including their respective businesses, affairs, assets, liabilities, financial condition or results of operations, or with respect to the accuracy or completeness of any other information made available to Parent, Purchaser or any of their representatives by or on behalf of Seller, and any such representations or warranties are expressly disclaimed. Seller acknowledges and agrees that, except for the representations and warranties contained in Article IV, neither Parent, Purchaser nor any other Person on behalf of Parent or Purchaser has made or makes, and Seller has not relied upon, any representation or warranty, whether express or implied, with respect to Parent, Purchaser, their Affiliates or any matter relating to any of them, including their respective businesses, affairs, assets, liabilities, financial condition or results of operations, or with respect to the accuracy or completeness of any other information provided or otherwise furnished to Seller or any of its representatives by or on behalf of Parent or Purchaser, and that any such representations or warranties are expressly disclaimed. Seller acknowledges and agrees that neither Parent, Purchaser nor any other Person on behalf of Parent or Purchaser has made or makes, and Seller has not relied upon, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to Seller or any of its representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of Parent, Purchaser or their respective Affiliates (including the reasonableness of the assumptions underlying any of the foregoing), whether or not included in any management presentation or in any other information made available to Seller, its Affiliates or any of their respective representatives or any other Person, and that any such representations or warranties are expressly disclaimed.
ARTICLE IV

REPRESENTATIONS AND WARRANTIES
OF PURCHASER AND PARENT
Each of Purchaser and Parent hereby represents and warrants to Seller as follows:
4.1    Organization and Qualification. Each of Parent and Purchaser is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and each of Parent and Purchaser has all requisite power and authority to carry on its businesses as now being conducted and is qualified to do business and is in good standing as a legal entity in each jurisdiction where the conduct of its business requires such qualification, except, in each case, for any such failures that would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.
4.2    Authority Relative to this Agreement. Each of Parent and Purchaser has all necessary power and authority to execute, deliver and perform this Agreement and the Assignment Agreement and to consummate the transactions contemplated by this Agreement and the Assignment Agreement in accordance with the terms hereof and thereof. The execution, delivery and performance by Parent and Purchaser of this Agreement and the Assignment Agreement, and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary action on part of Parent and Purchaser, and no other proceedings on the part of Parent or Purchaser are necessary to authorize the execution, delivery and performance, as applicable, of this Agreement. This Agreement has been duly and validly executed and delivered by Parent and Purchaser, and, assuming the due authorization, execution and delivery of this Agreement by Seller, constitutes, and the Assignment Agreement when executed and delivered by Purchaser, and assuming the due authorization, execution and delivery of the Assignment Agreement by Seller, will constitute a valid, legal and binding agreement of Purchaser, enforceable against Purchaser in accordance with its terms, subject to the Enforceability Exceptions.
4.3    Consents and Approvals; No Violations. No filing with or notice to, and no consent or approval of, any Governmental Entity is required on the part of Parent, Purchaser or any of their Affiliates for the execution, delivery and performance by Parent, Purchaser and/or their Affiliates, as applicable, of this Agreement or the Assignment Agreement or the consummation by Parent, Purchaser and/or their Affiliates, as applicable, of the transactions contemplated hereby or thereby, except (a) the Required Regulatory Approvals; or (b) any permit, declaration, filing, authorization, registration, consent or approval, the failure to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect. Assuming compliance with the items described in clauses (a) and (b) of the preceding sentence, neither the execution, delivery or performance of this Agreement and the Assignment Agreement by Parent, Purchaser and/or their Affiliates, as applicable, nor the consummation by Parent, Purchaser and/or their Affiliates, as applicable, of the transactions contemplated hereby or thereby will (i) conflict with or result in any breach or violation of any provision of Parent’s or Purchaser’s Organizational Documents, (ii) result in a breach or violation of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to the creation of any Encumbrance, except for Permitted Encumbrances, or any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any material Contract or material Permit to which Parent, Purchaser or any of their respective properties or assets are bound, or (iii) violate any Law applicable to Parent, Purchaser or any of their Affiliates or any of their respective properties or assets, except, in the case of clauses (ii) or (iii), for breaches, violations, defaults, Encumbrances or other rights that would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.
4.4    Legal Proceedings. There is no Action existing, pending or, to the knowledge of Purchaser, threatened in writing, against Parent or Purchaser except as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect. No Order has been imposed on Parent or Purchaser except as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.
4.5    Brokers. Purchaser or one of its Affiliates will be solely responsible for the fees and expenses of any broker, finder or investment banker entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchaser or any of its Affiliates.
4.6    Financial Capability. Purchaser will have available on the Closing Date funds sufficient to pay the Purchase Price and all expenses and other amounts payable pursuant to this Agreement, and will be able to pay all such amounts and otherwise perform the obligations of Purchaser under this Agreement. In no event shall the receipt or availability of any funds or financing by Purchaser or any of its Affiliates or any other financing or other transactions be a condition to any of Purchaser’s obligations hereunder.
4.7    Investment Decision. Purchaser is acquiring the Interests for investment and not with a view toward or for the resale in connection with any distribution thereof, or with any present intention of distributing or selling such Interests. Purchaser acknowledges that the Interests have not been registered under the Securities Act or any other federal, state, foreign or local securities Law, and agrees that such Interests may not be sold, transferred, offered for sale, pledged, distributed, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available under the Securities Act, and in compliance with any other federal, state, foreign or local securities Law, in each case, to the extent applicable. Purchaser is an “accredited investor” within the meaning of Rule 501(a) of the Securities Act, is able to bear the economic risk of holding the Interests for an indefinite period and has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of its investment in the Interests.
4.8    Independent Investigation. Purchaser has such knowledge and experience in financial and business matters as is required for evaluating the merits and risks of its purchase of the Interests and is capable of such evaluation. Purchaser acknowledges and agrees that it has conducted its own independent review and analysis, and, based thereon, has formed an independent judgment concerning the business, affairs, assets, liabilities, conditions, results of operations and prospects of the Companies.
4.9    No Other Representations or Warranties; No Reliance. Except for the representations and warranties expressly set forth in this Article IV, none of Parent, Purchaser or any other Person on behalf of Parent or Purchaser has made, and Parent and Purchaser each hereby expressly disclaims and negates any other express or implied representation or warranty whatsoever (whether at law (including at common law or by statute) or in equity) with respect to Parent, Purchaser, their respective Affiliates or any matter relating to any of them, including their respective businesses, affairs, assets, liabilities, financial condition or results of operations, or with respect to the accuracy or completeness of any other information provided to Seller or any of its representatives by or on behalf of Parent or Purchaser, and any such representations or warranties are expressly disclaimed. Each of Parent and Purchaser acknowledges and agrees that, except for the representations and warranties contained in Article III, neither Seller nor any other Person on behalf of Seller has made or makes, and Parent and Purchaser have not relied upon, any representation or warranty, whether express or implied, with respect to Seller, its Affiliates or any matter relating to any of them, including their respective businesses, affairs, assets, liabilities, financial condition or results of operations, or with respect to the accuracy or completeness of any other information made available to Parent, Purchaser or any of their representatives by or on behalf of Seller, and that any such representations or warranties are expressly disclaimed. Each of Parent and Purchaser acknowledges and agrees that neither Seller nor any other Person on behalf of Seller has made or makes, and Parent and Purchaser have not relied upon, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to Parent, Purchaser or any of their representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of Seller or its Affiliates (including the reasonableness of the assumptions underlying any of the foregoing), whether or not included in any management presentation or in any other information made available to Parent, Purchaser, their Affiliates or any of their respective representatives or any other Person, and that any such representations or warranties are expressly disclaimed.
ARTICLE V

ADDITIONAL AGREEMENTS
5.1    Conduct of Business.
(a)    Except (i) as expressly contemplated in this Agreement or required by applicable Law or Order, (ii) to the extent necessary to respond to operational emergencies, failures or outages (provided that the applicable Company provides notice to Purchaser as soon as practicable), or (iii) as otherwise described in Section 5.1(a) of the Seller Disclosure Letter, during the period from the date of this Agreement to the Closing, Seller will, and will cause the Companies and their Subsidiaries to, (x) operate the Business in the ordinary course of business consistent with past practice in all material respects, use commercially reasonable efforts to preserve intact the Business, and preserve the goodwill and relationships with customers, suppliers, and others having business dealings with the Business and (y) not, without the prior written consent of Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed):
(A)    sell, lease (as lessor), transfer, or otherwise dispose of any of the assets of the Business, other than (1) the use or sale of inventory in the ordinary course of business consistent with past practice on an arm’s-length basis to a third party, (2) the disposal of obsolete assets in the ordinary course of business consistent with past practice on an arm’s-length basis to a third party, (3) pursuant to Contracts in effect on the date of this Agreement and set forth on Section 5.1(a)(iii)(A)(3) of the Seller Disclosure Letter or (4) the disposal of assets of the Business having an aggregate value of less than $100,000 on an arm’s-length basis to a third party;
(B)    enter into any Contract that would, if in effect on the date hereof, be a Business Material Contract, including, for the avoidance of doubt, any Withheld Business Material Contract, or terminate, assign, relinquish any material rights under, or amend any of the Business Material Contracts, including, for the avoidance of doubt, any Withheld Business Material Contract except for (1) other than with respect to the PPAs and the Stanton Ownership Documents, terminations, assignments and relinquishments, in the ordinary course of business consistent with past practice and (2) terminations of Intercompany Arrangements pursuant to Section 5.9;
(C)    except as may be required by any Seller Benefit Plan as in effect on the date hereof or as expressly contemplated by Article VI, (1) increase the base pay or aggregate benefits provided to any Business Employee, except for increases in base pay and aggregate benefits in the ordinary course of business consistent with past practice, (2) adopt, enter into or amend any Business Benefit Plan, (3) accelerate the vesting or payment of benefits under any Business Benefit Plan, (4) change any actuarial or other assumption used to calculate funding obligations with respect to any Seller Benefit Plan that would increase Liabilities of Purchaser or its Affiliates, other than in the ordinary course of business consistent with past practice, (5) (i) with respect to Seller or its Affiliates (other than the Companies or their Subsidiaries), hire any new employees who would be Business Employees, other than in the ordinary course of business consistent with past practice, and (ii) with respect to the Companies and their Subsidiaries, hire any employees or (6) transfer the employment of any employee of Seller or any of its Affiliates in a manner that would alter whether such employee is classified as a Business Employee, provided that temporary use of an employee of Seller or any of its Affiliates to address vacancies prior to the Closing shall not be a prohibited transfer and such employee shall not be treated as a Business Employee;
(D)    (1) amend or propose to amend (x) the Organizational Documents of either of the Companies or their respective Subsidiaries or (y) the Stanton Ownership Documents, (2) adjust, split, reverse split, combine, subdivide, reclassify, redeem, repurchase or otherwise acquire any equity interests of either of the Companies or their Subsidiaries, or (3) declare, set aside or pay any non-cash dividend or non-cash distribution to any Person with respect to either of the Companies or their Subsidiaries;
(E)    create, incur, assume or guarantee Indebtedness of the Companies (or their Subsidiaries) or with respect to the Business except for any Indebtedness (or any guarantees in respect of any Indebtedness) that will be repaid, discharged or otherwise satisfied in full prior to the Closing;
(F)    issue, sell, pledge or dispose of, or agree to issue, sell, pledge or dispose of, (i) any equity or voting securities or interests of either of the Companies or their Subsidiaries, including the Interests, or any options, warrants, convertible securities or other rights of any equity interests of any kind to acquire, or other equity or voting securities or interests of either of the Companies, including the Interests, or (ii) any right or ownership interest of SCF in any of the assets, rights or obligations of the Stanton Facility;
(G)    make any change in financial accounting methods, principles or practices with respect to the Business, except (1) as required by a change in GAAP (or any interpretation thereof) or (2) any change required to be made under GAAP or applicable Law to the consolidated financial accounting methods, principles or practices of the Seller Group as a whole;
(H)    other than such actions as are otherwise required by applicable Tax Law or required under guidance issued by the IRS and/or the United States Department of Treasury subsequent to the date hereof with respect to provisions of the Tax Cuts and Jobs Act of 2017, (1) make, change or revoke any material Tax election, (2) change any Tax accounting period, (3) adopt or change any material method of Tax accounting, (4) settle or compromise any audit, Action or assessment in respect of a material amount of Taxes, (5) apply for any Tax ruling or (6) amend any Tax return;
(I)    delay, defer, reduce or otherwise alter in any material respect any capital expenditures in a manner not consistent with the capital budgets with respect to the Facilities attached as Section 5.1(a)(iii)(I) of the Seller Disclosure Letter, except as would be consistent with prudent utility practices;
(J)    dissolve, adopt a plan of complete or partial liquidation, effect a restructuring or recapitalization with respect to either of the Companies or their Subsidiaries;
(K)    institute or settle or compromise any material Action, or enter into any material Order, consent decree or settlement agreement with any Governmental Entity, in any way relating to the Business;
(L)    make any investment in or acquisition of any assets, properties or businesses by either of the Companies (or any of their respective Subsidiaries) for consideration in excess of $100,000 in the aggregate, other than (1) purchases of inventory and supplies in the ordinary course of business consistent with past practice and (2) the capital expenditures set forth on Section 5.1(a)(iii)(I) of the Seller Disclosure Letter;

(M)    subject any material asset of the Business to any Encumbrance, other than Permitted Encumbrances or Encumbrances that will be released at or prior to the Closing; or
(N)    agree or commit to do or take any action described in this Section 5.1(a).
(b)    Nothing contained in this Agreement shall give Purchaser, directly or indirectly, the right to control or direct Seller’s or any of its Affiliates’ (including the Companies’) businesses or operations. Nothing contained in this Agreement shall give Seller, directly or indirectly, the right to control or direct Purchaser’s or any of its Affiliates’ businesses or operations.
5.2    Access to Information.
(a)    Seller shall, and shall cause the Companies to, during ordinary business hours and upon reasonable notice: (i) give Purchaser and its representatives reasonable access to the Business; and (ii) permit Purchaser and its representatives to make such reasonable inspections thereof as Purchaser may reasonably request; provided, however, that (A) any such inspection will be conducted in such a manner as not to materially interfere with the operations of the Business or any other Person; and (B) neither Seller nor the Companies shall be required to take any action which would constitute or result in a waiver of the attorney-client privilege or violate any Contract or applicable Law; provided that, where furnishing of such access is restricted because doing so would cause Seller, the Companies or their Subsidiaries, or any of their Affiliates to breach a confidentiality obligation, Seller shall use commercially reasonable efforts to have such confidentiality obligations waived with respect to Purchaser and its Representatives; provided, further, that any restriction on the access to a Withheld Business Material Contract shall be governed by Section 5.15. If any material is withheld pursuant to the preceding sentence, Seller shall, to the extent possible without violating legal restrictions losing attorney client privilege, inform Purchaser of such fact and provide a description of the general nature of what is being withheld, and the Parties shall use commercially reasonable efforts to obtain any consents necessary, restructure the form of access, and/or make other arrangements, so as to permit the access requested. Purchaser shall indemnify and hold harmless Seller from and against any Losses incurred by Seller, its Affiliates or its or their representatives by any action of Purchaser or Purchaser’s representatives while present on any premises to which Purchaser is granted access hereunder. Notwithstanding anything in this Section 5.2(a) to the contrary, (x) Purchaser will not have access to personnel records if such access could, in Seller’s good faith judgment, subject Seller to risk of liability or otherwise violate applicable Law, including the Health Insurance Portability and Accountability Act of 1996 and (y) any inspection relating to environmental matters by or on behalf of Purchaser will be strictly limited to visual inspections and site visits commonly included in the scope of “Phase 1” level environmental inspections, and Purchaser shall not have any right to perform or conduct any other investigation or inspection, including sampling or testing at, in, on, around or underneath any of the Real Property.
(b)    For a period of seven years after the Closing Date, each Party and its representatives will have reasonable access to all of the books and records relating to the

Business in the possession of the other Party, and to the employees of the other Party, to the extent that such access may reasonably be required by such Party in connection with any Action. Such access will be afforded by the applicable Party upon receipt of reasonable advance notice and during normal business hours, and will be conducted in such a manner as not to interfere with the operation of the business of any Party or its respective Affiliates. The Party exercising the right of access hereunder will be solely responsible for any costs or expenses incurred by either Party in connection therewith. Each Party shall retain such books and records for a period of seven years from the Closing Date.
5.3    Confidentiality.
(a)    For a period of two years following the Closing, each of Parent and Purchaser will, and will cause their respective Affiliates and Purchaser’s Representatives to, hold all of Seller’s Confidential Information in strict confidence and not disclose any of Seller’s Confidential Information to any Person other than its Affiliates and its Representatives; provided, however, that upon the Closing, the provisions of (x) this Section 5.3 and (y) the Confidentiality Agreement will, in each case, expire with respect to any information to the extent related to the Business or the Companies (“Business Confidential Information”).
(b)    Notwithstanding the foregoing Section 5.3(a), Parent or Purchaser may disclose Seller’s Confidential Information to the extent that such information (i) becomes publicly available after the Closing other than as a result of a disclosure, directly or indirectly, by Parent, Purchaser or their respective Representatives in violation of this Agreement, (ii) becomes available to Parent or Purchaser after the Closing on a non-confidential basis from a source that Parent or Purchaser, as applicable, reasonably believes is not prohibited from disclosing such information by a legal, contractual or fiduciary obligation or (iii) is developed by Parent or Purchaser independently after the Closing without use of any of Seller’s Confidential Information. In the event that Parent, Purchaser or their respective Representatives are requested pursuant to, or required by, applicable Law to disclose any of Seller’s Confidential Information, Parent, Purchaser or such Representative, as applicable, shall promptly notify Seller so that Seller may seek a protective order or other appropriate remedy, and Parent, Purchaser or such Representative, as applicable, will cooperate with Seller in such effort. In the absence of such protective order or other remedy, Parent, Purchaser or such Representative, as applicable, will furnish only that portion of Seller’s Confidential Information which it is advised by counsel is legally required (after consulting with Seller and its counsel as to such disclosure and the nature and wording of such disclosure) and will exercise all reasonable efforts to obtain reliable assurance that confidential treatment will be accorded to such Confidential Information.
(c)    If the transactions contemplated hereby are not consummated, at Seller’s request, Parent and Purchaser will promptly return to Seller or destroy all copies of any Confidential Information in accordance with the terms of, and as required by, the Confidentiality Agreement.
(d)    For a period of two years following the Closing, Seller will, and will cause its Affiliates and its Representatives to, hold (x) all of Purchaser’s Confidential Information and (y) all Business Confidential Information, in each case, in strict confidence and not disclose any of Purchaser’s Confidential Information or Business Confidential Information to any Person

other than its Affiliates and Representatives; provided, however, that the terms “Confidential Information” and “Business Confidential Information” shall not include information that (i) becomes publicly available after the Closing other than as a result of a disclosure, directly or indirectly, by Seller or its Representatives in violation of this Agreement, (ii) becomes available to Seller after the Closing on a non-confidential basis from a source that Seller reasonably believes is not prohibited from disclosing such information by a legal, contractual or fiduciary obligation or (iii) is developed by Seller independently after the Closing and without use of Purchaser’s Confidential Information or Business Confidential Information. In the event that Seller or its Representatives are requested pursuant to, or required by, applicable Law to disclose any of Purchaser’s Confidential Information or any Business Confidential Information, Seller or its applicable Representative shall promptly notify Purchaser so that Purchaser may seek a protective order or other appropriate remedy, and Seller (or its applicable Representative) will cooperate with Purchaser in such effort. In the absence of such protective order or other remedy, Seller or its applicable Representative will furnish only that portion of Purchaser’s Confidential Information and/or Business Confidential Information which it is advised by counsel is legally required (after consulting with Purchaser and its counsel as to such disclosure and the nature and wording of such disclosure) and will exercise all reasonable efforts to obtain reliable assurance that confidential treatment will be accorded to such Confidential Information and/or Business Confidential Information.
5.4    Further Assurances. Subject to the terms and conditions of this Agreement, at any time or from time to time after the Closing, each of Seller, Parent and Purchaser shall, and shall cause their respective Affiliates to, execute and deliver such other documents and instruments, provide such materials and information and take such other actions as may reasonably be necessary, proper or advisable, to the extent permitted by Law, to fulfill its obligations under this Agreement and to cause the Sale and other transactions contemplated hereby to occur.
5.5    Required Actions.
(a)    Seller and Purchaser will, and will cause their respective Affiliates to, cooperate with each other and use reasonable best efforts to (i) negotiate, prepare and file as promptly as practicable all necessary applications, notices, petitions, and filings and execute all agreements and documents, to the extent required by Law or Order in connection with the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby (including the Required Regulatory Approvals) and (ii) obtain the consents, approvals, and authorizations of all Governmental Entities to the extent required by Law or Order in connection with the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement (including the Required Regulatory Approvals). Each Party will, and will cause its Affiliates to, consult and cooperate with the other Party as to the appropriate time of all such filings and notifications, furnish to the other Party such necessary information and reasonable assistance in connection with the preparation of such filings, and respond promptly to any requests for additional information made in connection therewith by any Governmental Entity. To the extent permitted under applicable Law, each of Seller and Purchaser will have the right to review in advance all characterizations of the information relating to it or to the transactions contemplated by this Agreement which appear in any filing made by the other Party or any of its Affiliates in connection with the transactions contemplated hereby.

(b)    Purchaser and Seller, acting reasonably and in good faith, will coordinate, and Seller will cause the Companies to coordinate, the preparation and making of any applications and filings (including the content, terms and conditions of such applications and filings) with any Governmental Entity, the resolution of any investigation or other inquiry of any Governmental Entity, the process for obtaining any consents, registrations, approvals, permits and authorizations of any Governmental Entity (including the Required Regulatory Approvals), and the making or discussing of any and all proposals relating to any regulatory commitments of Purchaser, its Affiliates or the Business, or with any Governmental Entity, its staff, intervenors or customers, in each case, in connection with the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby. Purchaser and Seller, acting reasonably and in good faith, will coordinate, and Seller will cause the Companies to coordinate, with respect to the scheduling and conduct of all meetings with Governmental Entities in connection with the transactions contemplated by this Agreement (including the Required Regulatory Approvals); provided, however, to the fullest extent practicable and permitted by Law, in connection with any communications, meetings, or other contacts, oral or written, with any Governmental Entity in connection with the transactions contemplated hereby, each of Seller and Purchaser shall (and will cause its Affiliates to): (i) inform the other Party in advance of any such communication, meeting, or other contact which such Party or any of its Affiliates proposes or intends to make, including the subject matter, contents, intended agenda, and other aspects of any of the foregoing; (ii) consult and cooperate with the other Party, and to take into account the comments of the other Party in connection with any of the matters covered by Section 5.5(a); (iii) permit representatives of the other Party to participate to the maximum extent possible in any such communications, meetings, or other contacts; (iv) notify the other Party of any oral communications with any Governmental Entity relating to any of the foregoing; and (v) provide the other Party with copies of all written communications with any Governmental Entity relating to any of the foregoing. Nothing in this Section 5.5(b) will apply to or restrict communications or other actions by a Party with or with respect to any Governmental Entity in connection with its business in the ordinary course of business.
(c)    Without limiting the foregoing, Purchaser and Seller shall not, and shall cause their respective Affiliates not to, take any action, including (i) acquiring any asset, property, business or Person (by way of merger, consolidation, share exchange, investment, or other business combination, asset, stock or equity purchase, or otherwise) from any Person (other than, in the case of Purchaser, from Seller or its Affiliates), (ii) making any filing or (iii) any other action, that, in each case, could reasonably be expected to adversely affect obtaining or making, or the timing of obtaining or making, any consent or approval contemplated by this Section 5.5. In furtherance of and without limiting any of the Parties’ covenants and agreements under Section 5.5(a) and Section 5.5(b), but subject to the limitations of Section 5.5(d), the Parties shall, and shall cause their respective Affiliates to, take, or cause to be taken, any and all steps and to make, or cause to be made, any and all undertakings solely with respect to the Companies or the Business necessary to avoid or eliminate each and every impediment asserted by any Governmental Entity in connection with obtaining the Required Regulatory Approvals, so as to enable the Closing to occur as promptly as practicable, including, solely with respect to the Companies or the Business, (A) agreeing to conditions imposed by, or taking any action required by, any Governmental Entity, (B) defending through litigation on the merits, including appeals, any Action asserted by any court or other proceeding by any Person, including any Governmental Entity, that seeks to or would prevent or prohibit or impede, interfere with or delay the consummation of the Closing, (C) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, licensing or disposition of any assets of the Companies or the Business, including entering into customary ancillary agreements relating to any such sale, divestiture, licensing or disposition, and (D) agreeing to take any other action as may be required by a Governmental Entity in order to effect each of the following: (1) obtaining all Required Regulatory Approvals as soon as reasonably practicable and in any event before the Outside Date, (2) avoiding the entry of, or having vacated, lifted, dissolved, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect that prohibits, prevents or restricts consummation of, or impedes, interferes with or delays, the Closing and (3) effecting the expiration or termination of any waiting period, which would otherwise have the effect of preventing, prohibiting or restricting consummation of the Closing or impeding, interfering with or delaying the Closing, in each case as may be required in order to obtain the Required Regulatory Approvals or to avoid the entry of, or to effect the lifting or dissolution of, any injunction, temporary restraining order or other Order in any suit or proceeding, which would otherwise have the effect of preventing or delaying the Closing. Notwithstanding anything in this Agreement to the contrary, the entry into any settlement with a Governmental Entity or intervenor, or the filing with any Governmental Entity or the publication of any document containing any commitments regarding a Required Regulatory Approval of any Party or their Affiliates, must be mutually agreed between Seller and Purchaser, provided that nothing in this sentence shall modify or diminish any of Seller’s or Purchaser’s obligations under this Section 5.5.
(d)    Notwithstanding the foregoing or anything else in this Agreement to the contrary: (i) neither Seller nor Purchaser shall be required to, and neither Seller nor Purchaser shall, in connection with obtaining the Required Regulatory Approvals or setting such filings for hearing, settlement or other investigation, consent to the taking of any action or the imposition of any terms, conditions, limitations or standards of service the effectiveness or consummation of which is not conditional upon the occurrence of the Closing; (ii) except as set forth in Section 5.5(d) of the Seller Disclosure Letter, Seller shall not be required to, in connection with obtaining the Required Regulatory Approvals, consent to the imposition of any terms, conditions or limitations on or with respect to Seller or any of its Affiliates (other than the Companies) or any of their respective businesses (other than the Business) (a “Seller Burdensome Condition”); and (iii) neither Purchaser nor Parent shall, including in connection with obtaining the Required Regulatory Approvals, (A) be required to consent to the imposition of any terms conditions or limitations on or with respect to Parent, Purchaser or any of their Affiliates (other than, from and after the Closing, the Companies) or any of their respective businesses (other than, from and after the Closing, the Business) or (B) be required to propose, negotiate, commit to or effect, by consent decree, hold separate orders, or otherwise regarding, the sale, divestiture, license or disposition, in whole or in part of, or suffer any restriction on the operation of the assets, properties or businesses of Parent or its Affiliates (other than, from and after the Closing, the Business) (the foregoing clause (iii), a “Purchaser Burdensome Condition”).
5.6    Consents. Seller shall, and shall cause the Companies to, reasonably cooperate with Purchaser to obtain any consents required from third parties in connection with the consummation of the transactions contemplated by this Agreement under Business Material Contracts, Permits or Environmental Permits at or prior to the Closing. Notwithstanding anything to the contrary contained herein, neither Seller nor Purchaser, nor any of their respective Affiliates, shall have any obligation to make any payments or incur any Liability to obtain any consents of third parties contemplated by this Section 5.6, and the failure to receive any such consents shall not be taken into account with respect to whether any condition to the Closing set forth in Article VIII shall have been fulfilled (but the accuracy of Section 3.4 will be taken into account).
5.7    Public Announcements. Purchaser and Seller shall consult with each other before issuing, and give each other a reasonable opportunity to review and comment upon, any press release or other written public statements with respect to the Sale, and shall not issue any such press release or make any such written public statement prior to such consultation, except as such party reasonably concludes (after consultation with outside counsel) to be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system. For the avoidance of doubt, nothing contained in this Agreement shall limit a Party’s (or its respective Affiliates’) rights to disclose the existence of this Agreement and the general nature of the transaction described herein on any earnings call or in similar discussions with financial media or analysts, stockholders and other members of the investment community, provided that such disclosures are consistent in all material respects with disclosures previously made pursuant to this Section 5.7.
5.8    Intercompany Accounts. At or prior to the Closing, all intercompany accounts (including, if applicable, Intercompany Debt) between Seller and/or any of its Affiliates, on the one hand, and either of the Companies or their Subsidiaries, on the other hand, shall be settled or cancelled.
5.9    Settlement of Intercompany Arrangements. Except as set forth on Section 5.9 of the Seller Disclosure Letter, at or prior to Closing, all Contracts between either of the Companies or their Subsidiaries, on the one hand, and Seller and its Affiliates (other than the Companies and their Subsidiaries), on the other hand (collectively, the “Intercompany Arrangements”) shall be settled or terminated, without any party having any continuing obligations or liability to the other. No such Intercompany Arrangement (including any provision thereof which purports to survive termination) shall be of any further force or effect after the Closing and Purchaser and its Affiliates (including, for the avoidance of doubt, after the Closing, the Companies and their Subisidiaries) shall be released from all Liabilities thereunder.
5.10    Guarantees. Purchaser shall use its commercially reasonable efforts to cause itself, one of its Affiliates or one of the Companies to be substituted in all respects for Seller and any of its Affiliates, and for Seller and its Affiliates to be released, effective as of the Closing, in respect of, or otherwise terminate (and cause Seller and its Affiliates to be released in respect of), all obligations of Seller and any of its Affiliates under each of the guarantees, indemnities, letters of credit, letters of comfort, commitments, understandings, agreements and other obligations of such Persons related to the Business that are set forth on Section 5.10 of the Seller Disclosure Letter (collectively, the “Substituted Guarantees”). For any of the guarantees, indemnities, letters of credit, letters of comfort, commitments, understandings, agreements and other obligations of Seller and any of their respective Affiliates related to the Business for which Purchaser or one of the Companies, as applicable, is not substituted in all respects for Seller and its Affiliates (or for which Seller and its Affiliates are not released) effective as of the Closing and that cannot otherwise be terminated effective as of the Closing without causing an adverse effect on the Companies, any of their Subsidiaries or the Business (with Seller and its Affiliates to be released in respect thereof), (a) Seller shall, or shall cause its applicable Affiliates, to keep in place such Substituted Guarantees (“Continuing Guarantees”), (b) Purchaser shall continue to use its commercially reasonable efforts and shall cause each of the Companies to use its commercially reasonable efforts to effect such substitution or termination and release with respect to the Continuing Guarantees as promptly as practical after the Closing and (c) Purchaser or Parent shall reimburse Seller for all amounts paid or incurred by Seller or its Affiliates to the extent any guarantees, indemnities, letters of credit, letters of comfort, commitments, understandings, agreements and other obligations are called upon and Seller or any of its Affiliates make any payment or are obligated to reimburse the issuing thereof. In addition, commencing on the date that is six months after the Closing Date, on the last Business Day of each three month period following the Closing Date until such time as no Continuing Guarantees remain outstanding, Purchaser shall pay Seller or its designee a fee in respect of each Continuing Guarantee equal to the amount of fees Seller or such applicable Affiliate would have incurred if it posted a letter of credit in respect of the amounts covered by such Continuing Guaranty for such three month period (or, with respect to any Continuing Guarantee outstanding for a portion, but not all, of such three month period, for such portion of such three month period). Without limiting the foregoing, neither Purchaser nor any of its Affiliates shall extend or renew any Contract containing or underlying a Continuing Guarantee unless, prior to or concurrently with such extension or renewal, Purchaser or one of its Affiliates (including the Companies) is substituted in all respects for Seller and any of its Affiliates under such Continuing Guarantee. For purposes of this Section 5.10, “commercially reasonable efforts” will be limited to offering to provide to the applicable beneficiary of a Substituted Guarantee, and providing such beneficiary, such replacement guarantees, indemnities, letters of credit, letters of comfort, commitments, understandings, agreements and other obligations as are substantially similar in form and substance to the Substituted Guarantees.
5.11    Signage. As soon as reasonably practicable and in any event within 150 days following the Closing, Purchaser shall, and shall cause the Companies and the Business to, cease using Seller Marks including removing Seller Marks from any properties or assets relating to the Companies and the Business, and Purchaser shall not, and shall cause the Companies and the Business not to, use Seller Marks or any logos, trademarks or trade names belonging to Seller or any Affiliate thereof immediately following the Closing, and Purchaser acknowledges that it and its Affiliates have no rights whatsoever to use Seller Marks or related Intellectual Property of Seller and its Affiliates. Notwithstanding Purchaser’s right to use Seller Marks for the time periods set forth above, Purchaser agrees that (a) neither Purchaser nor any of its Affiliates shall be deemed an agent, representative or joint venture partner of Seller; (b) Seller and its Affiliates shall retain sole and exclusive ownership of Seller Marks, and all goodwill and rights related thereto; and (c) Purchaser and its Affiliates shall not knowingly take any action in respect of Seller Marks that would adversely affect Seller or its Affiliates, or the interest of Seller or its Affiliates in the Seller Marks. As soon as reasonably practicable and in any event within 150 days following Closing, Seller shall, and shall cause its Affiliates and their respective businesses to, cease using Business Marks including removing Business Marks from any of their properties or assets, and Seller shall not, and shall cause its Affiliates not to, use Business Marks belonging to either of the Companies or any Affiliate thereof immediately following the Closing, and Seller acknowledges that it and its Affiliates have no rights whatsoever to use Business Marks or related Intellectual Property of either of the Companies or any Affiliates thereof.

Notwithstanding Seller’s right to use Business Marks for the time periods set forth above, Seller agrees that (a) neither Seller nor any of its Affiliates shall be deemed an agent, representative or joint venture partner of Purchaser; (b) Purchaser and its Affiliates shall have sole and exclusive ownership of Business Marks from and after the Closing, and all goodwill and rights related thereto; and (c) Seller and its Affiliates shall not knowingly take any action in respect of Business Marks that would adversely affect Purchaser or its Affiliates, or the interest of Purchaser or its Affiliates in the Business Marks.
5.12    Release.
(a)    Effective as of the Closing and except as otherwise expressly set forth in this Agreement (including Section 5.12(c)), the Electric SPA, the Gas SPA or in any of the Contracts or agreements related thereto, Seller, on behalf of itself and each of its Affiliates and each of their respective successors and assigns, hereby irrevocably, unconditionally and completely waives and releases and forever discharges Purchaser, Parent and each of their respective Affiliates (including each of the Companies and their Subsidiaries following the Closing), and each of their respective heirs, executors, administrators, successors and assigns (such released Persons, the “Releasees”), of and from all debts, demands, Actions, causes of action, suits, accounts, covenants, contracts, agreements, damages, claims and other Liabilities whatsoever of every name and nature, both in law and in equity, arising out of or related to the either of the Companies (or their Subsidiaries) or the Business prior to the Closing Date. Seller shall not make, and Seller shall not permit any of its Affiliates or their respective representatives to make, any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification, against any of Purchaser’s or its Affiliates’ or any of their Releasees with respect to any Liabilities or other matters released pursuant to this Section 5.12(a).
(b)    Effective as of the Closing and except as otherwise expressly set forth in this Agreement (including Section 5.12(c)), the Electric SPA or the Gas SPA, Parent and Purchaser, on behalf of themselves and each of their respective Affiliates (including the Companies following the Closing) and each of their respective successors and assigns, hereby irrevocably, unconditionally and completely waives and releases and forever discharges Seller and each of its respective Affiliates, and each of their respective Releasees, of and from all debts, demands, Actions, causes of action, suits, accounts, covenants, contracts, agreements, damages, claims and other Liabilities whatsoever of every name and nature, both in law and in equity, arising out of or in connection with any breach by Seller or any director, manager or officer of either of the Companies of any fiduciary duty in their capacity as an equityholder, director, manager or officer of one of the Companies prior to the Closing Date. Neither Parent nor Purchaser shall make, and neither Parent nor Purchaser shall permit any of their respective Affiliates or their respective representatives to make, any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification, against any of Seller or its Affiliates or any of their Releasees with respect to any Liabilities (or other matters) released pursuant to this Section 5.12(b).
(c)    Notwithstanding the foregoing, Section 5.12(a) and Section 5.12(b) shall not constitute a release from, waiver of, or otherwise apply to the terms of (i) this Agreement, the Electric SPA, the Gas SPA or any of the Contracts or agreements related thereto or any Liability or Contract expressly contemplated by this Agreement, the Electric SPA, the Gas SPA or any Contract or agreement related thereto to be in effect after the Closing, or any enforcement thereof or (ii) any other Contract, arrangement or other matter arising between Parent, Purchaser and their respective Affiliates, on the one hand, and Seller and its Affiliates, on the other hand, in the ordinary course of their respective businesses.
5.13    Litigation Support. If and for so long as Seller, Parent, Purchaser or any of their respective Affiliates are prosecuting, contesting or defending any Action by a third party in connection with (a) any transactions contemplated under this Agreement or (b) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction relating to, in connection with, or arising from this Agreement or the Companies, Parent, Purchaser or Seller, as the case may be, shall, and shall cause its Affiliates, including the Companies, if applicable (and its and their officers and employees) to, cooperate with the other Party and its Affiliates and their respective counsel (at the expense of the requesting Party) in such prosecution, contest or defense, including making available its personnel and providing such testimony and access to its books and records as shall be reasonably necessary in connection with such prosecution, contest or defense.
5.14    Operational Transition.
(a)    From and after the date hereof, Seller shall, and shall cause its applicable Affiliates and representatives, to cooperate with Purchaser and Affiliates and their respective agents and representatives to effectuate the smooth and efficient transition of the operations of the Facilities to Purchaser (or its designee) at the Closing. As soon as reasonably practicable following the date hereof, Purchaser and Seller shall, and shall cause their respective representatives, to cooperate and work together to prepare a reasonable and reasonably detailed transition protocol and procedure (the “Transition Protocol”), including such transition protocols and procedures necessary to effect the transition contemporaneously with the Closing of the existing plant connectivity and information technology systems to the connectivity and information technology systems of Purchaser and its Affiliates.
(b)    Without limiting the generality of Section 5.2, prior to the Closing, Seller shall, and shall cause its Affiliates (including the Companies and their Subsidiaries) to, grant access to the Stanton Facility and Oleander Facility to Purchaser, its Affiliates and their respective representatives for the purpose of installing equipment and materials necessary to effect the transition of operational control of the Facilities at the Closing in accordance with the Transition Protocol; provided, however, that any such installation will be conducted in such a manner as not to materially interfere with the operations of the Business or any other Person.
(c)    At or promptly after the Closing, Seller shall deliver to Purchaser all books of account and corporate records relating primarily to the Companies, their Subsidiaries or their properties, business, operations or condition to the extent such information is not in the custody or possession of such Companies or Subsidiaries on the Closing Date other than (i) in the case of claims between the Parties, any information that is subject to any attorney-client, work product or other privilege or that otherwise would not be required to be provided pursuant to a subpoena or other civil discovery procedure or (ii) books and records that Seller reasonably determines cannot practicably be delivered to Purchaser, in which case Seller will provide

Purchaser with reasonable access, upon reasonable prior written notice (but in no event less than five Business Days’ prior written notice) and during normal business hours, to such books and records. Without limiting the generality of the foregoing, all Facility documents and records (including both paper and electronic documents and records), tools, supplies, spare parts, safety equipment, O&M manuals, operating procedures and training materials owned by either of the Companies (or any of their respective Subsidiaries) will remain the property of the applicable entity.
(d)    As soon as reasonably practicable after the date hereof, the Parties shall negotiate in good faith and agree to a form of cost-based transition services agreement in a form substantially similar to Exhibit A to the Gas SPA, and any other forms of agreements that are necessary to permit Purchaser to operate the Facilities immediately following the Closing in a manner substantially similar to the operations immediately prior to the Closing (such agreed forms collectively, the “Transition Arrangements”) in the event that, at the time of the Closing, the Transition Protocol has not been effected in a manner sufficient to facilitate such operation, including in the event that Purchaser does not obtain true, complete, accurate and unredacted copies of the Withheld Business Material Contracts at least 75 days prior to the Closing Date.
5.15    Withheld Business Material Contracts. As soon as possible after the date hereof, Seller or its applicable Affiliate shall request, and shall use its reasonable best efforts to obtain as promptly as practicable, from all applicable Persons, all consents or approvals necessary to lift the restriction which caused such Contract to be a Withheld Business Material Contract on the date hereof. Upon obtaining such consent or approval, Seller shall deliver to Purchaser a true, complete, accurate and unredacted copy of such Withheld Business Material Contract. In furtherance of the foregoing, Purchaser or its applicable Affiliate shall cooperate with Seller’s reasonable requests in connection with obtaining the applicable consents and approvals to provide Purchaser with unredacted copies of the Withheld Business Material Contracts; provided, that Seller keeps Purchaser reasonably informed of Seller’s efforts and progress in obtaining the applicable consents or authorizations, cooperates in good faith in connection with all of Purchaser’s reasonable requests for information related to such process and considers in good faith any comments or suggestions provided by Purchaser.
5.16    Insurance. With respect to events, circumstances or claims relating to either of the Companies or the Business that occurred or existed prior to the Closing Date that result or are reasonably expected to result in losses in excess of $3,000,000 and are covered by Seller’s or its Affiliates’ occurrence-based property insurance or third-party liability insurance, or $1,000,000 and are covered by Seller’s or its Affiliates’ occurrence based workers’ compensation insurance policies that apply to the Companies (or their Subsidiaries) or the locations at which the Companies (or their Subsidiaries) are operated (collectively, the “Pre-Closing Insurance”), Purchaser or its applicable Subsidiary may make claims under the Pre-Closing Insurance to the extent such coverage and limits are available to the Company under the Pre-Closing Insurance and, with respect to occurrence-based property insurance and third-party liability insurance, any such claim is known prior to the date that is six months after the Closing. By making any claims under the Pre-Closing Insurance, Purchaser agrees to reimburse, or cause its applicable Subsidiary to reimburse, Seller or its Affiliates for any direct costs incurred by any of them as a direct result of such claims; and Purchaser or its applicable Subsidiary shall exclusively bear the amount of any “deductibles” or net retentions associated with such claims under the Pre-Closing

Insurance and shall be liable for all uninsured or uncovered amounts of such claims (but, for the avoidance of doubt, shall not bear any liability for any increases in premiums or other costs for the insurance policies of Seller or its Affiliates).
ARTICLE VI

EMPLOYEE MATTERS COVENANTS
6.1    Employee Information Updates; Business Employee Transition.
(a)    Between the date hereof and the Closing, Seller shall notify Purchaser and Parent as soon as reasonably practicable of any changes to the lists of Business Employees and Pension Participants provided in accordance with Section 3.14(d) as a result of (x) the hire or transfer of a Business Employee by Seller or its applicable Affiliates, or (y) the termination of an employee’s employment with Seller or its Affiliates.
(b)    Prior to Closing, Purchaser shall make, or shall cause the Purchaser Service Companies to make, offers to employ each Business Employee listed on the updated list of Business Employees provided in accordance with Sections 3.14(d) and 6.1(a). For such Business Employees who accept such offer of employment with Purchaser or such Purchaser Service Companies, as applicable, such employment shall be effective as of, and shall be contingent on the occurrence of, the Closing. Notwithstanding the foregoing, neither Purchaser nor the Purchaser Service Companies shall be required to make an offer of employment to any employee of Seller or its Affiliates whose work responsibilities relate primarily to either of the Businesses and who is on long-term disability leave as of the Closing (a “Disability Employee”) unless such Disability Employee who otherwise would have been a Business Employee returns to active employment during the Continuation Period (as defined below). A Business Employee who is on short-term disability leave as of the Closing who subsequently qualifies for long-term disability benefits shall receive long-term disability benefits pursuant to the applicable Seller Benefit Plan (under which Seller and its Affiliates shall retain all Liabilities) and not pursuant to a long-term disability benefit plan of Parent or its Affiliates; provided, however, Purchaser shall reimburse Seller or its Affiliate, as applicable, promptly after receipt of any accounting statement from Seller, for any long-term disability premium payments made by Seller or its Affiliates with respect to each such Business Employee for the period from Closing through the date on which such Business Employee’s elimination period ends (or if sooner, when such Business Employee returns to work and ceases to be eligible for long-term disability benefits with respect to the disability for which the Business Employee was on short-term disability leave as of the Closing). For purposes of Sections 6.2, 6.3 and 6.4, an individual shall not be considered a Business Employee unless and until he or she commences employment with Purchaser or a Purchaser Service Company.
6.2    Compensation and Employee Benefits.
(a)    Compensation and Benefits Comparability. For a period commencing on the Closing Date and expiring at the end of the first full calendar year following the year in which the Closing Date occurs (the “Continuation Period”), Parent will provide to each Business

Employee, for so long as such Business Employee remains employed during the Continuation Period, (i) base pay and annual incentive compensation opportunity that are not less than such Business Employee’s base pay and annual incentive compensation opportunity immediately prior to the Closing and (ii) employee benefits that are no less favorable in the aggregate than the employee benefits (including equity-based compensation, severance benefits, the non-qualified deferred compensation benefits identified in Section 6.4 and other employee benefits specifically required pursuant to this Article VI) provided to such Business Employee immediately prior to the Closing, it being understood that the provisions of this sentence shall cease to apply with respect to a Business Employee upon termination of such Business Employee’s employment with Parent and its Affiliates, and that Parent need not replicate specific items of compensation and employee benefits and may satisfy its obligations through a different combination of compensation and employee benefits than are provided prior to the Closing Date. If any Business Employee’s employment is terminated without cause during the Continuation Period, subject to such Business Employee’s execution and non-revocation of a release of claims, Parent will provide such Business Employee with severance benefits pursuant to the terms of Parent’s applicable severance plan or policy (which shall provide benefits at least as favorable as if the Business Employee was covered by that certain Stock Purchase Agreement by and among The Southern Company, Purchaser and Parent, dated as of the date hereof); provided, however, that the calculation of any such severance benefits shall take into account such Business Employee’s service with the Seller or an Affiliate of the Seller. Following the Closing Date, Seller shall have no liability with respect to severance benefits for Business Employees arising out of Parent’s failure to comply with its obligations under this Section 6.2(a), and Parent shall be obligated to pay the benefit for and indemnify and hold harmless Seller and its Affiliates from any claim by or on behalf of any Business Employee for any severance benefits that are payable due to Parent’s failure to comply with its obligations under this Section 6.2(a). The form and terms of any particular benefit plan offered by Parent (a “New Plan”) shall be as determined by Parent, subject to the foregoing and the other provisions of this Article VI. Notwithstanding the foregoing, this Section 6.2(a) shall not apply to any Business Employee covered by a Labor Agreement, the terms and conditions of whose employment shall be as set out in the applicable Labor Agreement (as it may be amended from time to time) and applicable Law.
(b)    Service Credit. Parent will recognize the service and seniority of each of the Business Employees recognized by Seller for all benefits purposes, including eligibility for, vesting and accrual of, and determination of the levels of such benefits. However, service will not be recognized (i) to the extent it would result in duplication of benefits for the same period of service, (ii) except as expressly provided in Section 6.4(b), under defined benefit pension plans or (iii) for purposes of grandfathered benefits.
(c)    Welfare Plans. Parent will use reasonable best efforts to waive or cause the waiver of any limitation on benefits relating to pre-existing conditions, actively-at-work exclusions, evidence of insurability and waiting periods for the Business Employees under a New Plan, providing medical, life or disability benefits, to the extent that such limitations are waived or otherwise inapplicable to a Business Employee under any comparable plan of Seller as of the Closing Date. All healthcare expenses incurred by Business Employees or any eligible dependent thereof, including any alternate recipient pursuant to qualified medical child support orders, in the portion of the calendar year preceding the Closing Date that were qualified to be taken into account for purposes of satisfying any deductible or out-of-pocket limit under any

Seller health care plans will be taken into account for purposes of satisfying any deductible or out-of-pocket limit under the healthcare plan of Parent for such calendar year. Seller will use reasonable best efforts to provide such information to Parent. Seller will be responsible for making available COBRA Continuation Coverage to any current and former employees of Seller, including Business Employees, or to any qualified beneficiaries of such employees, who become entitled to COBRA Continuation Coverage as a result of loss of group health plan coverage under a Seller Benefit Plan. Parent will be responsible for making available COBRA Continuation Coverage to any Business Employees (and their qualified beneficiaries) who become entitled to such COBRA Continuation Coverage on or after the Closing as a result of their loss of group health plan coverage under any New Plan.
(d)    Vacation. From and after the Closing, Parent shall, and shall cause its Affiliates to, assume and honor all accrued but unused vacation and other paid time-off of the Business Employees; provided, however, if Seller or any of its Affiliates is required under applicable Law to make a payment in settlement of accrued vacation or paid time off of any Business Employee, Parent shall make or reimburse and hold harmless the Seller Group for such payment. For the calendar year in which the Closing Date occurs, Parent shall, or shall cause its Affiliates to, assume and honor all supplemental paid vacation time purchased by Business Employees pursuant to the Seller vacation purchase option, subject to Seller’s provision of sufficient information for Parent and its Affiliates to provide such benefits.
6.3    Benefit Plan Assets and Liabilities Generally.
(a)    Seller Benefit Plans. From and after the Closing, the Business Employees shall cease to be active participants in the Seller Benefit Plans that are not Business Benefit Plans. Except as otherwise expressly set forth in this Article VI, the Seller Group shall assume or retain, and indemnify and hold harmless Parent and its Affiliates (including the Companies) in respect of, all assets and Liabilities related to Seller Benefit Plans that are not Business Benefit Plans.
(b)    Business Benefit Plans. Except as specifically set forth herein, each of the Companies shall assume or retain all assets and Liabilities related to all Business Benefit Plans. Prior to Closing, Seller shall cause any assets and Liabilities that do not relate to Business Employees to be transferred to Seller Benefit Plans that are not Business Benefit Plans.
(c)    Flexible Spending Accounts. As of the Closing Date, with respect to each Business Employee participating immediately prior to Closing in any Business Benefit Plan that is a health flexible spending account or dependent care flexible spending account plan (the “Seller FSA Plans”), Seller will, or will cause the Companies to, transfer from the Seller FSA Plans to the applicable health flexible spending account or dependent care flexible spending account plan designated by Parent (the “Parent FSA Plan”) the account balances (positive or negative) of such Business Employees. Each Business Employee will be permitted to continue to have payroll deduction made as most recently elected by him or her under the applicable Seller FSA Plan. As soon as reasonably practicable following the Closing Date, but not later than ten days after the Closing Date, Seller will provide Parent with a reconciliation of the underspent and overspent flexible spending accounts of Business Employees in the Seller FSA

Plans. Amounts forfeited by Business Employees in the Parent FSA Plan at the end of the plan year during which the Closing occurs will be assets of Parent.
(d)    Wellness Program Benefits. Seller and Parent shall cooperate in good faith to ensure that following the Closing Date, Parent shall provide each Business Employee who has earned wellness rewards prior to Closing, including wellness rewards in the form of a balance in a health reimbursement arrangement that is a Seller Benefit Plan, but has been unable to use such amounts to pay for qualifying medical expenses under the Seller Benefit Plans due to the occurrence of the Closing Date subsequent to satisfaction of the wellness requirements, with a wellness reward employee benefit (which may, but need not, take the form of a health reimbursement arrangement) that provides a substantially comparable value to the applicable earned but unused amount.
(e)    Incentive Program. Within 30 days following the Closing Date, Parent or one of its Affiliates shall pay to each Business Employee who is a participant in an annual cash performance pay program of the Companies, Seller, or an Affiliate of Seller (a “PPP”) the amount of compensation accrued, but not paid, through the Closing, with respect to such Business Employee under the PPP. The aggregate liability of the Companies, Seller, and its Affiliates for awards under the PPP with respect to the Business Employees under the PPP accrued as of the Closing will be included as a current liability (at a level no lower than target performance) for purposes of the Working Capital set forth in the Final Closing Statement.
6.4    Retirement Plans.
(a)    Seller shall fully vest all Business Employees in their account balances under the retirement savings plan in which such Business Employees participate (the “Seller’s 401(k) Plan”), effective as of the Closing. Effective as of the Closing, Parent shall maintain or designate, or cause to be maintained or designated, a defined contribution plan and related trust intended to be qualified under Sections 401(a), 401(k) and 501(a) of the Code (the “Parent’s 401(k) Plan”). Effective as of the Closing, the Business Employees shall cease participation in Seller’s 401(k) Plan. The Business Employees shall be eligible to participate and shall commence participation in Parent’s 401(k) Plan in accordance with the terms of Parent’s 401(k) Plan. Seller and Parent shall cooperate to permit each Business Employee to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) to Parent’s 401(k) Plan in cash in an amount equal to the full account balance distributed to such Business Employee from Seller’s 401(k) Plan. Parent will use reasonable best efforts to permit such rollover contributions in the form of notes representing an employee loan under Seller’s 401(k) Plan and Parent shall take (or cause to be taken) any and all reasonable action as may be required to provide that Business Employees may continue to service any such loans through payroll deductions after the Closing.
(b)    With regard to The Southern Company Pension Plan or the successor plan thereto (the “Seller Pension Plan”), each Pension Participant shall cease to be a participant under such plan effective as of the Closing. Seller shall fully vest all Business Employees participating in the Seller Pension Plan effective as of the Closing. Effective as of the Closing, Parent shall have in effect a defined benefit pension plan intended to be tax-qualified (the “Parent Pension Plan” which may, for the avoidance of doubt, be a preexisting plan of Parent) in which the

Pension Participants shall be eligible to participate. As soon as practicable (but, subject to the final sentence of this Section 6.4(b), in no event more than 35 days) after the Closing (the “Pension Transfer Deadline”), Seller shall cause the calculation and transfer to the Parent Pension Plan of assets equal to (i) the amount required to be transferred pursuant to Section 414(l) of the Code and such other applicable Law, as determined using the actuarial assumptions and methodology consistent with those used by Seller in its measurement of the accumulated benefit obligation of the Seller Pension Plan under Accounting Standards Codification Section 715 (the “ABO”) with respect to the Pension Participants as of the Closing (which actuarial assumptions and methodology are set forth in the Seller Pension Materials), subject to any changes made to such actuarial assumptions and methodology in the ordinary course of business consistent with past practice that are acceptable to the actuaries of Seller and Parent or, if applicable, the Chief Actuary under the procedures contemplated by Section 6.4(d), and subject to any requirements under such Section of the Code and ERISA (the “Section 414(l) Amount”); plus (ii) for the period between the Closing and the date such assets are transferred (the “Pension Transfer Date”), an interest increment on the unpaid Section 414(l) Amount at the rate equal to the yield on the three-month U.S. Treasury Bill rate as of the Closing (such rate of interest, the “Interest Rate”); less (iii) any benefit payments that are made from the Seller Pension Plan to each Pension Participant for the period between the Closing and the Pension Transfer Date; less (iv) any costs or expenses incurred by Seller in respect of Pension Participant benefits of the Seller Pension Plan for the period between the Closing and the Pension Transfer Date (the sum of (i) through (iv), the “Pension Transfer Amount”). The transfer of the amount from the Seller Pension Plan to the Parent Pension Plan shall be made in cash. The Parent Pension Plan shall recognize and credit all service (including for purposes of benefit accrual) of the Pension Participants credited under the Seller Pension Plan with respect to the accrued benefits transferred. Following such transfer from the Seller Pension Plan to the Parent Pension Plan, the Seller Pension Plan shall have no liability to or with respect to any Pension Participant with respect to their accrued benefits under the Seller Pension Plan, and Parent shall indemnify and hold harmless Seller and its Affiliates from all liabilities, costs and expenses that may result to Seller or such Affiliates or the Seller Pension Plan from any claim by or on behalf of any Pension Participant for any benefit payable under the Seller Pension Plan. To the extent that the amount of assets transferred to the Parent Pension Plan pursuant to this Section 6.4(b) is less than the ABO (such as because of the operation of Section 414(l) of the Code), Seller shall pay Parent the difference in cash (plus interest at the Interest Rate for the period from the Closing Date through the date of such payment) no later than the Pension Transfer Deadline (or, if later, the date of final transfer pursuant to the final sentence of this Section 6.4(b)). Notwithstanding the foregoing, if the asset transfer contemplated by this Section 6.4(b) is not made by the Pension Transfer Deadline, then no later than the Pension Transfer Deadline, Seller shall transfer to the Parent Pension Plan an amount in cash equal to 90% of Seller’s actuaries’ reasonable estimate of the Pension Transfer Amount, and Seller shall transfer the remaining amount in cash contemplated to be transferred by this Section 6.4(b) (for the avoidance of doubt, including interest at the Interest Rate for the period from the Closing Date through the date of such transfer) within 90 days following the Closing Date (or such later time as contemplated by 6.4(d)).
(c)    With regard to The Southern Company Supplemental Executive Retirement Plan (the “Seller SERP”), The Southern Company Supplemental Benefit Plan (the “Seller SBP”), and the Southern Company Deferred Compensation Plan (the “Seller DCP”),

Seller shall fully vest all Business Employees and Pension Participants participating in the Seller SERP, the Seller SBP, and the Seller DCP (collectively, the “Nonqualified Benefits Participants”), and, as soon as practicable following the date hereof, Seller shall fund the Southern Company Deferred Compensation Trust (the “Seller DC Trust”) with respect to the Nonqualified Benefits Participants (subject to the provisions of Section 6.4(d)). Effective as of the Closing, each Nonqualified Benefits Participant shall cease to be a participant under the Seller SERP, the Seller SBP, and the Seller DCP, and Parent shall provide each Nonqualified Benefits Participant with the benefits that are accrued as of the Closing in respect of service prior to the Closing on the payment terms that apply as of the date hereof to such Nonqualified Benefits Participant under the Seller SERP, the Seller SBP, and the Seller DCP (such benefits provided by Parent, the “Parent SERP”, the “Parent SBP”, and the “Parent DCP”). Effective as of the Closing, Parent shall establish a trust (the “Parent DC Trust”) substantially similar to the Seller DC Trust to hold assets to pay benefits to Nonqualified Benefits Participants under the Parent SERP, the Parent SBP, and the Parent DCP. As soon as practicable following the Closing, the assets and the liabilities associated with the Nonqualified Benefits Participants in the Seller DC Trust (plus interest at the Interest Rate for the period from the Closing Date through the date of such transfer) shall be transferred to the Parent DC Trust. The Seller DC Trust assets shall be transferred in cash.
(d)    Seller shall cause its actuaries to provide Parent a report of the actuaries’ determinations under Sections 6.4(b) and 6.4(c) within 90 days of the Closing Date and any back-up information reasonably required by Parent to confirm the accuracy of such determinations. If Parent disputes the accuracy of any calculation, Parent and Seller shall cooperate to identify the basis for such disagreement and act in good faith to resolve such dispute. To the extent that a dispute is unresolved after a 45-day period following identification of such dispute, the calculations shall be verified by the Chief Actuary, Retirement, of AON Hewitt (the “Chief Actuary”). The decision of the Chief Actuary shall be final, binding and conclusive on Seller and Parent. Seller and Parent shall share equally the costs of the Chief Actuary incurred in connection with its determination pursuant to this Section 6.4(d). Any amounts that the Chief Actuary determines are required to be paid as a result of its determination under this Section 6.4(d) shall be paid within 30 days following the Chief Actuary’s determination (plus interest at the Interest Rate for the period from the Closing Date through the date of such payment).
6.5    Labor and Employment Law Matters.
(a)    Parent and Seller shall, and shall cause their Affiliates to, cooperate to take all steps, on a timely basis, as are required under applicable Law or any Labor Agreement to notify, consult with, or negotiate the effect, impact, terms or timing of the transactions contemplated by this Agreement with each union, labor board, employee group, or Governmental Entity where so required under applicable Law. Seller shall regularly review with Parent the progress of the notifications, consultations and negotiations with each union, labor board, employee group and Governmental Entity regarding the effect, impact or timing of the transactions contemplated by this Agreement.
(b)    Seller shall provide to Parent on the Closing Date, a written list of all terminations of Business Employees that occurred within the 90-day period prior to the Closing

Date. Parent will indemnify Seller and its Affiliates, from and against any Liabilities that may be incurred by Seller under the WARN Act arising at or after the Closing as a result of any action or omission of Parent or its Affiliates occurring following the Closing.
6.6    Third-Party Beneficiary Rights. This Article VI is included for the sole benefit of the Parties and their respective transferees and permitted assigns and does not and shall not create any right in any Person, including any current or former employee of Seller or any of its Affiliates or any Business Employee, who is not a Party. Nothing contained in this Agreement (express or implied) (a) is intended to create or amend, or to require Purchaser or its Affiliates to establish or maintain, any employee benefit plan or arrangement or (b) is intended to confer upon any individual any right to employment for any period of time, or any right to a particular term or condition of employment. No current or former employee of Seller or any of its Affiliates or any Business Employee, including any beneficiary or dependent of the foregoing, or any other Person not a Party, shall be entitled to assert any claim against Purchaser, Seller or any of their respective Affiliates under this Article VI.
ARTICLE VII

TAX MATTERS
7.1    Tax Indemnification by Seller. Effective as of and after the Closing Date, Seller shall pay or cause to be paid, and shall indemnify Purchaser and its Affiliates (including the Companies from and after the Closing Date) (collectively, the “Purchaser Tax Indemnified Parties”) and hold each Purchaser Tax Indemnified Party harmless from and against (a) any Taxes (i) of either of the Companies or any of their respective Subsidiaries or imposed on or with respect to the Business for any Pre-Closing Tax Period (allocated in respect of a Straddle Tax Period in accordance with Section 7.4); (ii) of any member of the Seller Group (other than the Companies or any of their Subsidiaries) for any period, (iii) of Seller or any other Person (other than the Companies or any of their Subsidiaries) for which either of the Companies or any of their respective Subsidiaries is or becomes liable (under Treasury Regulation Section 1.1502-6 or under any similar provision of state, local or foreign Law) as a result of having joined as a member (or having been required to join as a member) of any consolidated, combined, affiliated, aggregate or unitary group prior to the Closing; (iv) of any Person (other than the Companies or any of their Subsidiaries) for which either of the Companies or any of their respective Subsidiaries is or becomes liable as a transferee or successor, as a result of a Contract (other than this Agreement) or otherwise by operation of Law; (v) arising out of or resulting from any breach of any covenant or agreement of Seller or either of the Companies contained in this Agreement; (vi) for which Seller is responsible pursuant to Section 7.11, (vii) imposed on or with respect to or that constitute Excluded Liabilities, or (viii) resulting from the transactions contemplated by this Agreement, other than Transfer Taxes that are the responsibility of Purchaser pursuant to Section 7.11; and (b) any reasonable out-of-pocket costs and expenses, including reasonable legal fees and expenses attributable to any item described in clause (a) of this Section 7.1 (any such Taxes described in this Section 7.1, “Seller Indemnified Taxes”). Notwithstanding any other provision of this Agreement, Seller Indemnified Taxes shall not include any Taxes taken into account in determining the payment pursuant to Section 2.2 or the Post-Closing Adjustment pursuant to Article II.

7.2    Tax Indemnification by Purchaser. Effective as of and after the Closing Date, Purchaser shall pay or cause to be paid, and shall indemnify the Seller Group (collectively, the “Seller Tax Indemnified Parties”) and hold each Seller Tax Indemnified Party harmless from and against (a) any Taxes (i) of either of the Companies that are imposed on or with respect to the Business for any Post-Closing Tax Period (allocated in respect of a Straddle Tax Period in accordance with Section 7.4); (ii) arising out of or resulting from any breach of any covenant or agreement of Purchaser or Parent contained in this Agreement; or (iii) for which Purchaser is responsible under Section 7.11; and (b) any reasonable out-of-pocket costs and expenses, including reasonable legal fees and expenses attributable to any item described in clause (a) of this Section 7.2, provided, however, that Purchaser shall not be responsible for any Seller Indemnified Taxes.
7.3    Survival. The indemnification obligations, covenants and agreements pursuant to this Article VII shall survive the Closing until 30 days after the expiration of the applicable statute of limitations period (giving effect to any extension thereof) with respect to the Tax item to which an indemnity claim relates. Notwithstanding the foregoing, any indemnification obligation with respect to any claim asserted pursuant to Section 7.1 or 7.2 hereof in good faith with reasonable specificity (to the extent known at such time) and in writing by notice from the indemnified Party to the indemnifying Party prior to the expiration date of the survival period provided in the preceding sentence shall survive until finally resolved.
7.4    Straddle Tax Periods. To the extent permitted or required by applicable Law, the taxable year of each of the Companies and each of its respective Subsidiaries that begins before and includes the Closing Date shall be treated as closing on (and including) the Closing Date. To the extent the foregoing is not permitted or required by applicable Law, for purposes of this Agreement, in the case of any Straddle Tax Period, (a) Property Taxes of either of the Companies or its applicable Subsidiary allocable to the Pre-Closing Tax Period shall be equal to the amount of such Property Taxes for the entire Straddle Tax Period multiplied by a fraction, the numerator of which is the number of calendar days during the Straddle Tax Period that are in the Pre-Closing Tax Period and the denominator of which is the number of calendar days in the entire Straddle Tax Period, and (b) Taxes (other than Property Taxes) of either of the Companies or its applicable Subsidiary allocable to the Pre-Closing Tax Period shall be computed as if such taxable period ended as of the end of the day on the Closing Date and in a manner consistent with past practices of the applicable entity (or of Seller with respect to such entity); provided, that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions) shall be allocated between the period ending on the Closing Date and the period beginning after the Closing Date in proportion to the number of days in each period.
7.5    Tax Returns.
(a)    Seller shall prepare or shall cause to be prepared (i) any combined, consolidated or unitary Tax Return that includes any member of the Seller Group, on the one hand, and either of the Companies or any of its respective Subsidiaries, on the other hand (a “Combined Tax Return”), and (ii) any Tax Return (other than any Combined Tax Return) that is required to be filed by or with respect to either or the Companies or any of its respective Subsidiaries for any taxable period that ends on or before the Closing Date (a “Pre-Closing

Separate Tax Return”). Seller shall timely file or cause to be timely filed any Combined Tax Return and any Pre-Closing Separate Tax Return that is required to be filed on or before the Closing Date (taking into account any extensions). In the case of any such Combined Tax Return and any Pre-Closing Separate Tax Return, Seller shall prepare or cause to be prepared such Tax Return in a manner consistent with past practices of SCO, SCF or its applicable Subsidiary, as applicable (or of Seller with respect to such entity). Seller shall prepare and deliver, or cause to be delivered, to Purchaser all Pre-Closing Separate Tax Returns that are required to be filed after the Closing Date at least 30 days prior to the due date for filing such Tax Returns (taking into account any extensions), or as early as possible before such due date if, at the time of Closing, any such Tax Return is due in less than 30 days, and payment for any Seller Indemnified Taxes shown as due on such Tax Returns not less than five Business Days before such Taxes are due, and Purchaser shall timely file, or cause to be timely filed, such Tax Returns and timely pay any Taxes shown to be due with such Tax Returns.
(b)    Purchaser shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns with respect to the Companies and their respective Subsidiaries for Straddle Tax Periods. Purchaser shall deliver to Seller for its review and comment a copy of any such Tax Return that is required to be filed by or with respect to either of the Companies or any of their respective Subsidiaries for any Straddle Tax Period before the later of (i) as soon as reasonably practicable and (ii) 30 days prior to the due date thereof (taking into account any extensions) accompanied by a statement calculating in reasonable detail Seller’s indemnification obligation, if any, pursuant to Section 7.1. If for any reason Seller does not agree with Purchaser’s calculation of its indemnification obligation, Seller shall notify Purchaser of its disagreement within 15 days of receiving a copy of the Tax Return and Purchaser’s calculation (but in any event within a reasonable period of time prior to the last date for timely filing such Tax Return). Seller and Purchaser shall use commercially reasonable efforts to settle the dispute with respect to such indemnification obligation promptly. If Purchaser and Seller are unable to resolve any dispute prior to the due date of such Tax Return (giving effect to valid extensions), Purchaser shall file the Tax Return as originally prepared (but, reflecting any items on which Seller and Purchaser have agreed), and the dispute resolution provisions of Section 7.14(a) shall apply.
(c)    Notwithstanding anything to the contrary in this Agreement, except to the extent such Tax Return relates solely to one or both of the Companies, (i) Seller shall not be required to provide any Person with any consolidated, combined or unitary Tax Return of Seller and (ii) Purchaser shall not be required to provide any Person with any consolidated, combined, affiliated, aggregate or unitary Tax Return (or copy thereof) of Purchaser.
7.6    Refunds and Credits. Seller shall be entitled to any refunds or credits of or against any Seller Indemnified Taxes for which Seller is responsible under Section 7.1. Purchaser shall be entitled to any refunds or credits of or against any Taxes other than refunds or credits to which Seller is entitled pursuant to the foregoing sentence. Any refunds or credits of Taxes of either of the Companies or any of its respective Subsidiaries for any Straddle Tax Period shall be equitably apportioned between Seller and Purchaser in accordance with the principles set forth in Section 7.4 and the first two sentences of this Section 7.6. Notwithstanding the foregoing, Purchaser shall (and Seller shall not) be entitled to a refund or credit to the extent such refund or credit was reflected in, reserved for or taken into account in the determination of the payment pursuant to Section 2.2 or the Post-Closing Adjustment pursuant to Article II. Each Party actually receiving or realizing a refund or credit of Taxes to which the other Party is entitled under this Section 7.6 shall pay, or cause its Affiliates to pay, to the Party so entitled the amount of such refund or credit (including any interest paid thereon and net of any Taxes and other reasonable out-of-pocket expenses to the Party receiving such refund or credit in respect of the receipt or accrual of such refund or credit) in readily available funds within 15 days of the actual receipt of the refund or credit or the application of such refund or credit against amounts otherwise payable. If any such refund or credit in respect of which a Party made a payment to the other Party pursuant to this Section 7.6 is subsequently disallowed or reduced, such other Party shall promptly repay the amount of such refund or credit received, to the extent disallowed or reduced, to the Party that made such payment, together with any interest, penalties or other charges imposed thereon by the applicable taxing authority.
7.7    Tax Contests.
(a)    If any taxing authority asserts a Tax Claim, then the Party first receiving notice of such Tax Claim shall provide prompt written notice thereof to the other Party; provided, however, that the failure of such Party to give such prompt notice shall not relieve the other Party of any of its obligations under this Article VII, except to the extent that the other Party is prejudiced by such failure. Such notice shall specify in reasonable detail the basis for such Tax Claim and shall include a copy of the relevant portion of any correspondence received from the taxing authority.
(b)    In the case of a Tax Proceeding of or with respect to either of the Companies or any of their respective Subsidiaries for any Pre-Closing Tax Period or any Straddle Tax Period (in each case, other than a Tax Proceeding described in Section 7.7(c)), the Controlling Party shall have the right and obligation to conduct, at its own expense, such Tax Proceeding; provided, however, that (i) the Controlling Party shall provide the non-Controlling Party with a timely and reasonably detailed account of each stage of such Tax Proceeding, (ii) the Controlling Party shall consult with the Non-Controlling Party before taking any significant action in connection with such Tax Proceeding, (iii) the Controlling Party shall consult with the Non-Controlling Party and offer the Non-Controlling Party an opportunity to comment before submitting any written materials prepared or furnished in connection with such Tax Proceeding, (iv) the Controlling Party shall defend such Tax Proceeding diligently and in good faith as if it were the only party in interest in connection with such Tax Proceeding, (v) the Non-Controlling Party shall be entitled to participate in such Tax Proceeding, and (vi) the Controlling Party shall not settle, compromise or abandon any such Tax Proceeding without obtaining the prior written consent of the Non-Controlling Party, which consent shall not be unreasonably withheld, conditioned or delayed; provided, further, however, that the Controlling Party shall not have any obligations (and the Non-Controlling Party shall not have any rights) under the immediately foregoing proviso with respect to any portion of such Tax Proceeding (and any actions, written materials, meetings or conferences relating exclusively thereto) that could not reasonably be expected to affect the liability of, or otherwise have an adverse effect on, the Non-Controlling Party or any of its Affiliates. For purposes of this Agreement, “Controlling Party” shall mean Seller in the case of any Tax Proceeding of or with respect to either of the Companies for any Pre-Closing Tax Period or, in the case of any Tax Proceeding of or with respect to either of the Companies for any Straddle Tax Period, Seller if Seller and its Affiliates

are reasonably expected to bear the greater Tax liability in connection with such Tax Proceeding, or Purchaser if Purchaser and its Affiliates are reasonably expected to bear the greater Tax liability in connection with such Tax Proceeding; and “Non-Controlling Party” means whichever of Seller or Purchaser is not the Controlling Party with respect to such Tax Proceeding.
(c)    Notwithstanding anything to the contrary in this Agreement, Seller shall have the exclusive right to control in all respects, and neither Purchaser nor any of its Affiliates shall be entitled to participate in, any Tax Proceeding with respect to any consolidated, combined or unitary Tax Return of Seller, provided, however, that Seller shall notify Purchaser to the extent any such Tax Proceeding involves any issues that would materially adversely affect the Purchaser Tax Indemnified Parties, shall keep Purchaser reasonably appraised of the status of such Tax Proceeding with respect to such issues, shall consult with Purchaser regarding such issues, shall consider any comments of Purchaser in good faith and shall otherwise act in good faith with respect to such issues.
7.8    Cooperation and Exchange of Information.
(a)    Not more than 60 days after the receipt of a request from Purchaser, Seller shall, and shall cause its Affiliates to, provide to Purchaser a package of Tax information materials, including schedules and work papers, requested by Purchaser to enable Purchaser to prepare and file all Tax Returns required to be prepared and filed by it with respect to the Companies and their respective Subsidiaries. Seller shall prepare such package completely and accurately, in good faith and in a manner consistent with Seller’s past practice.
(b)    Each Party shall, and shall cause its Affiliates to, provide to the other Party such cooperation, documentation and information as either of them reasonably may request in (i) preparing and filing any Tax Return, amended Tax Return or claim for refund, (ii) determining a liability for Taxes or an indemnity obligation under this Article VII or a right to refund of Taxes or (iii) conducting any Tax Proceeding. Such cooperation, documentation and information shall include providing necessary powers of attorney, copies of all relevant portions of relevant Tax Returns, together with all relevant portions of relevant accompanying schedules and relevant work papers, relevant documents relating to rulings or other determinations by taxing authorities and relevant records concerning the ownership and Tax basis of property and other relevant information that any such Party may possess. Each Party shall make its employees reasonably available on a mutually convenient basis at its own cost to provide an explanation of any documents or information so provided.
(c)    Each Party shall retain (to the extent in its possession or the possession of its Affiliates) all Tax Returns, schedules and work papers, and all material records and other documents relating to Tax matters, of either of the Companies or any of their respective Subsidiaries for its Tax periods ending on or prior to or including the Closing Date until the later of (x) the expiration of the statute of limitations for the Tax periods to which the Tax Returns and other documents relate, or (y) eight years following the due date (without extension) for such Tax Returns. Thereafter, the Party holding such Tax Returns or other documents may dispose of them unless the other Party, upon reasonable notice, requests the opportunity to take possession of any portion of such Tax Returns and other documents that relate solely to one or both of the Companies or any of their respective Subsidiaries at such other Party’s own expense (provided, that any such notice must in any event be made in writing at least 60 days prior to such disposition).
7.9    Tax Sharing Agreements. On or before the Closing Date, the rights and obligations of each of the Companies and their respective Subsidiaries pursuant to all Tax sharing agreements or arrangements (other than this Agreement), if any, to which such entity, on the one hand, and any member of the Seller Group, on the other hand, are parties, shall terminate, and neither any member of the Seller Group, on the one hand, nor either of the Companies or any of their respective Subsidiaries, on the other hand, shall have any rights or obligations to each other after the Closing in respect of such agreements or arrangements.
7.10    Tax Treatment of Payments. Except to the extent otherwise required pursuant to a “determination” (within the meaning of Section 1313(a) of the Code or any similar provision of state, local or foreign Law), Seller, Purchaser, the Companies and their respective Affiliates shall treat any and all payments under this Article VII, Section 2.7, and Article X as an adjustment to the Purchase Price for Tax purposes.
7.11    Transfer Taxes. Notwithstanding anything to the contrary in this Agreement, each of Purchaser and Seller shall pay, when due, and be responsible for, one half of any sales, use, transfer, real property transfer, registration, documentary, stamp, value added or similar Taxes imposed on or payable in connection with the transactions contemplated by this Agreement (“Transfer Taxes”). The Party responsible under applicable Law for filing any Tax Returns with respect to such Transfer Taxes shall prepare and timely file such Tax Returns (after providing the other Party a reasonable opportunity to comment) and promptly provide a copy of such Tax Return to the other Party. Seller and Purchaser shall, and shall cause their respective Affiliates to, cooperate to timely prepare and file any such Tax Returns or other filings relating to such Transfer Taxes, including any claim for exemption or exclusion from the application or imposition of any Transfer Taxes; provided, that, notwithstanding any of the foregoing, neither Party nor their respective Affiliates shall be required to file any claim for exemption or exclusion from the application or imposition of any Transfer Taxes, or any claim for any reduction thereof, if such Party determines in its reasonable discretion that the filing of such claim or any related action would have an adverse effect on such Party or any of its Affiliates.
7.12    Timing of Payments. Any indemnity payment required to be made pursuant to this Article VII shall be made within ten days after the indemnified Party makes written demand upon the indemnifying Party, but in no case earlier than five days prior to the date on which the relevant Taxes or other amounts are required to be paid to the applicable taxing authority.
7.13    Tax Matters Coordination. Notwithstanding anything to the contrary in this Agreement, indemnification with respect to Taxes and the procedures relating thereto shall be governed exclusively by this Article VII, and the provisions of Article X shall not apply.
7.14    Tax Disputes.
(a)    If any dispute between the Parties should arise regarding their respective rights and obligations pursuant to this Article VII (a “Tax Dispute”), Seller and Purchaser shall use commercially reasonable efforts to settle such Tax Dispute.

(b)    If, within 30 days, such commercially reasonable efforts do not resolve such Tax Dispute, Seller and Purchaser shall submit all matters that remain in dispute with respect to such Tax Dispute to Ernst & Young (the “Tax Referee”). Within 30 days after submission of such matters to the Tax Referee, the Tax Referee shall make a final determination pursuant to such procedures as the Tax Referee deems advisable. The Tax Referee shall resolve the Tax Dispute according to such procedures as the Tax Referee deems advisable and shall furnish written notice to the Parties of its resolution of any such Tax Dispute as soon as practicable, but in any event no later than 45 days after its acceptance of the matter for resolution. Any such resolution by the Tax Referee shall be consistent with the terms of this Agreement, and if so consistent shall be conclusive and binding on the Parties.
(c)    The fees and expenses relating to the work, if any, to be performed by the Tax Referee shall be borne equally by Seller, on the one hand, and Purchaser, on the other hand. During the review by the Tax Referee, each of Purchaser and Seller shall, and shall cause its respective Affiliates (including, in the case of Purchaser, the Companies and their respective Subsidiaries) and its and their respective employees, accountants and other representatives to, each make available to the Tax Referee interviews with such personnel and such information, books and records and work papers, as may be reasonably requested by the Tax Referee to fulfill its obligations under this Section 7.14; provided, that the accountants of Seller or Purchaser shall not be obliged to make any work papers available to the Tax Referee except in accordance with such accountants’ normal disclosure procedures and then only after such Tax Referee has signed a customary nondisclosure agreement relating to such access to work papers.
7.15    Purchaser Tax Acts. None of Purchaser or any of its Affiliates (including, after the Closing, the Companies or any of their Subsidiaries) shall, following the Closing (including the portion of the Closing Date after the Closing), other than an action taken in the ordinary course of business, required by applicable Law, or contemplated hereunder, take any of the following actions, without the prior written consent of Seller (which consent shall not be unreasonably withheld, conditioned or delayed): (a) make any Tax election, or change in tax accounting period or method, with an effective date on or prior to the Closing Date or during a Straddle Tax Period, (b) amend any Tax Return for a Pre-Closing Tax Period or a Straddle Tax Period, (c) initiate or execute any voluntary disclosure agreement or similar agreement with any Tax authority with respect to a pre-Closing Tax Period of either of the Companies or any of their Subsidiaries, or (d) extend the statute of limitations with respect to any Tax Return filed with respect to either of the Companies for any Pre-Closing Tax Period or Straddle Tax Period, in the case of clauses (c) and (d), that could reasonably be expected to create any Tax obligation for which Seller would be liable under this Agreement. Upon the request of Purchaser or any of its Affiliates, Seller and its Affiliates on the one hand, and Purchaser and its Affiliates on the other hand, shall cooperate in good faith to determine, in advance of any proposed action by Purchaser or any of its Affiliates that may be described in this Section 7.15, the amount of any income or gain that would be described in this Section 7.15 as a result of such proposed action.

ARTICLE VIII

CONDITIONS TO CLOSING
8.1    Conditions to Each Party’s Closing Obligations. The respective obligations of each Party to effect the transactions contemplated hereby are subject to the fulfillment or, to the extent permitted by applicable Law, joint waiver, by the Parties at or prior to the Closing of the following conditions:
(a)    No Injunctions. No Governmental Entity of competent authority and jurisdiction shall have issued an Order or enacted a Law that remains in effect that prohibits or makes illegal the consummation of the transactions contemplated hereby (collectively, the “Legal Restraints”).
(b)    Regulatory Approvals. The Required Regulatory Approvals shall have been obtained.
8.2    Conditions to Purchaser’s and Parent’s Closing Obligations. Purchaser’s and Parent’s respective obligations to effect the transactions contemplated hereby are subject to the fulfillment or, to the extent permitted by applicable Law, waiver by Purchaser and Parent, at or prior to the Closing of the following additional conditions:
(a)    Representations and Warranties. (i) The representations and warranties of Seller set forth in Section 3.1 (the first two sentences only), Section 3.2 and Section 3.3 (such representations, the “Seller Fundamental Representations”) shall be true and correct in all but de minimis respects as of the Closing as if made at and as of the Closing (or, if made as of a specific date, as of such date), (ii) the representation and warranty of Seller set forth in Section 3.6(b) shall be true and correct as of the Closing, as if made at and as of the Closing and (iii) each of the other representations and warranties of Seller contained in Article III (disregarding all qualifications as to materiality or Business Material Adverse Effect contained therein) shall be true and correct as of the Closing as if made at and as of the Closing (or, if made as of a specific date, as of such date), except in the case of clause (iii), where the failure of such representations and warranties to be true and correct would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.
(b)    Covenants and Agreements. The covenants and agreements of Seller to be performed at or before the Closing in accordance with this Agreement shall have been performed in all material respects.
(c)    No Business Material Adverse Effect. Since the date of this Agreement, no Business Material Adverse Effect shall have occurred.
(d)    Officer’s Certificate. Purchaser and Parent shall have received a certificate from Seller, signed on its behalf by an executive officer of Seller and dated the Closing Date, to the effect that the conditions set forth in Section 8.2(a), Section 8.2(b) and Section 8.2(c) have been fulfilled.

8.3    Conditions to Seller’s Closing Obligation. Seller’s obligations to effect the transactions contemplated hereby are subject to the fulfillment or, to the extent permitted by applicable Law, waiver by Seller, at or prior to the Closing of the following additional conditions:
(a)    Representations and Warranties. (i) The representations and warranties of Purchaser and Parent set forth in Section 4.1 and Section 4.2 (collectively, the “Purchaser Fundamental Representations”) shall be true and correct in all but de minimis respects as of the Closing as if made at and as of the Closing (or, if made as of a specific date, as of such date) and (ii) each of the other representations and warranties of Purchaser contained in Article IV (disregarding all qualifications as to materiality or Purchaser Material Adverse Effect contained therein) shall be true and correct as of the Closing as if made at and as of the Closing (or, if made as of a specific date, as of such date) except, in the case of clause (ii), where the failure of such representations and warranties to be true and correct would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.
(b)    Covenants and Agreements. The covenants and agreements of Purchaser and Parent to be performed at or before the Closing in accordance with this Agreement shall have been performed in all material respects.
(c)    Officer’s Certificate. Seller shall have received a certificate from each of Purchaser and Parent, signed on such Party’s behalf by an executive officer of Purchaser or Parent, as applicable, stating that the conditions specified in Section 8.3(a) and Section 8.3(b) have been fulfilled.
8.4    Frustration of Closing Conditions. No Party may rely on the failure of any condition set forth in Section 8.1, Section 8.2 or Section 8.3, as the case may be, either as a basis for not consummating the Sale or any of the other transactions contemplated by this Agreement, or as a basis for terminating this Agreement, if such failure was caused by such Person’s or its Affiliates’ failure to act in good faith or to use the efforts to cause the Closing to occur that are required by this Agreement.
ARTICLE IX
TERMINATION

9.1    Termination. This Agreement may be terminated at any time prior to the Closing:
(a)    by mutual written consent of Seller and Purchaser;
(b)    by either Seller or Purchaser, if:
(i)    the Closing shall not have occurred on or before June 28, 2019 (the “Outside Date”); provided, that the right to terminate this Agreement under this clause (i) shall not be available to (x) any Party whose failure to perform in any material respect any of its covenants or agreements contained in this Agreement has been the cause of, or has resulted in, the failure of the Closing to occur on or before such date or (y) a Party if the other Party has filed (and is then pursuing) an action seeking specific performance as permitted by Section 11.13;

provided, further, if, as of the end of the day on June 27, 2019, the condition to the Closing set forth in Section 8.1(b), has not been fulfilled but all other conditions to the Closing have been fulfilled or are capable of being fulfilled at the Closing, then the Outside Date will be December 31, 2019;
(ii)    Seller (in the case of a termination by Purchaser) or Parent or Purchaser (in the case of a termination by Seller) shall have breached or failed to perform in any material respect any of its respective representations, warranties, covenants or other agreements contained in this Agreement, and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 8.2(a) or 8.2(b) (in the case of termination by Purchaser) or Section 8.3(a) or 8.3(b) (in the case of termination by Seller), and (B) (1) is incapable of being cured prior to the Outside Date, or (2) if capable of being cured prior to the Outside Date, has not been cured prior to the earlier of (x) 60 days after the date on which Seller or Purchaser, as applicable, receives notice of such alleged breach or failure to perform from the party seeking termination, stating such party’s intention to terminate this agreement pursuant to Section 9.1(b)(ii) and the basis for such termination and (y) the Outside Date; provided, that the right to terminate this Agreement under this Section 9.1(b)(ii) shall not be available to any Party if such Party is then in breach in any material respect of any of its respective representations, warranties, covenants or other agreements contained in this Agreement;
(iii)    the condition in Section 8.1(a) is not satisfied and the Legal Restraint giving rise to the non-satisfaction shall have become final and non-appealable; provided, that the right to terminate this Agreement under this Section 9.1(b)(iii) shall not be available to any Party if such Party shall have breached or failed to perform in any material respect any of its covenants or other agreements contained in this Agreement with respect to such Legal Restraint, including Section 5.5; or
(iv)    any Governmental Entity that must grant a Required Regulatory Approval shall have denied such grant, and such denial shall have become final and non-appealable; provided, that the right to terminate this Agreement under this Section 9.1(b)(iv) shall not be available to any Party if such Party shall have breached or failed to perform in any material respect any of its covenants or other agreements contained in this Agreement with respect to such consent, authorization or approval, including Section 5.5.
9.2    Notice of Termination. In the event of termination of this Agreement by either or both of Seller and Purchaser pursuant to Section 9.1, written notice of such termination shall be given by the terminating Party to the other.
9.3    Purchaser Termination Fee. In the event that this Agreement is terminated pursuant to (a) (i) Section 9.1(b)(i) at a time when only the conditions (other than those conditions that by their nature are to be satisfied at the Closing, but which conditions would be capable of being satisfied if the Closing Date were the date of such termination) in Section 8.1(a) (but only if the applicable Legal Restraint relates to a Required Regulatory Approval or is in connection with the assertion by a Governmental Entity that an approval (other than the Required Regulatory Approvals) is required from such Governmental Entity) or Section 8.1(b) have not been satisfied, (ii) Section 9.1(b)(iii) (but only if the applicable Legal Restraint relates to a Required Regulatory Approval or is in connection with the assertion by a Governmental Entity that an approval (other than the Required Regulatory Approvals) is required from such Governmental Entity) or (iii) Section 9.1(b)(iv) and (b) (i) the conditions in Section 8.1(a) and Section 8.1(b) would have been satisfied but for Purchaser’s failure to agree or to commit to undertake a Purchaser Burdensome Condition or (ii) Purchaser’s failure to perform its obligations in any material respect set forth in Section 5.5, then, subject to Section 9.4, Parent will pay, or cause to be paid, by way of compensation to Seller an amount equal to $6,000,000 by wire transfer (to an account designated by Seller) of immediately available funds no later than five Business Days following such termination (the “Purchaser Termination Fee”). In no event will Parent be required to pay, or cause to be paid, such amount other than circumstances described in this Section 9.3, and in no event will Parent be required to pay such amount on more than one occasion. The Parties acknowledge that such amount will not constitute a penalty but is liquidated damages, in a reasonable amount that will compensate Seller for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement, which amount would otherwise be impossible to calculate with precision. Except in the case of Actual Fraud or Willful Breach of this Agreement, in any circumstance in which Seller receives such amount pursuant to this Section 9.3, receipt of such amount will be the sole and exclusive remedy of Seller and its Affiliates and Representatives against Parent, Purchaser, their respective Affiliates and their respective Representatives for any loss suffered as a result of any breach of any representation, warranty, covenant or agreement in this Agreement, the transactions contemplated hereby, and upon receipt of such amount, none of the foregoing Persons will have any further liability or obligation relating to or arising out of this Agreement, the transactions contemplated hereby, whether in equity or at law, in contract, in tort or otherwise.
9.4    Purchaser Termination Fee Limitation. Anything to the contrary in Section 9.3 notwithstanding:  Seller shall not be entitled to receive, and Purchaser shall not be obligated to pay, the Purchaser Termination Fee in the event that (a) Seller has failed to agree or to commit to undertake a Seller Burdensome Condition or (b) Seller has failed to perform in any material respect any of its obligations under Section 5.5 and the conditions in Section 8.1(a) and Section 8.1(b) would have been satisfied but for such failure.
9.5    Effect of Termination. In the event of termination of this Agreement by either or both of Seller and Purchaser pursuant to Section 9.1, this Agreement shall terminate and become void and have no effect, and there shall be no liability on the part of any Party, except as set forth in the Confidentiality Agreement; provided, that termination of this Agreement shall not relieve any Party from liability for Actual Fraud or liability for Willful Breach. For purposes hereof, “Willful Breach” shall mean a breach that is a consequence of a deliberate act or deliberate failure to act undertaken by the breaching Party with the knowledge that the taking of or failure to take, such act would cause the failure of the transactions contemplated by this Agreement to be consummated; provided that, without limiting the meaning of Willful Breach, the Parties acknowledge and agree that any failure by any Party to consummate the transactions contemplated by this Agreement after the applicable conditions to the Closing set forth in Article VIII have been satisfied or waived (except for those conditions that by their nature are to be satisfied at the Closing, and which conditions would be capable of being satisfied at the time of such failure to consummate the Closing) shall constitute a Willful Breach of this Agreement by such Party. For the avoidance of doubt, (a) in the event that all applicable conditions to the Closing set forth in Article VIII have been satisfied or waived (except for those conditions that by their nature are to be satisfied at the Closing, and which conditions would be capable of being satisfied at the time of such failure to consummate the transactions contemplated by this Agreement), but Purchaser fails to close for any reason, such failure to close shall be considered a Willful Breach by Purchaser and (b) the availability or unavailability of financing for the transactions contemplated by this Agreement shall have no effect on Purchaser’s obligations hereunder. Notwithstanding anything to the contrary contained herein, the provisions of Section 3.22, Section 4.9, Section 5.3(c), Section 5.7, Section 9.3, Section 9.4, Article XI, and this Section 9.5 shall survive any termination of this Agreement.
9.6    Extension; Waiver. At any time prior to the Closing, either Seller or Purchaser may (but shall not be required to) (a) extend the time for performance of any of the obligations or other acts of the other Party, (b) waive any inaccuracies in the representations and warranties of the other Party contained in this Agreement or in any document delivered by the other Party pursuant to this Agreement or (c) subject to applicable Law, waive compliance with any of the agreements or conditions of the other Party contained in this Agreement. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party granting such extension or waiver sent in accordance with Section 11.3 and referencing this Section of the Agreement.
ARTICLE X

INDEMNIFICATION

10.1    Survival of Representations, Warranties, Covenants and Agreements.
(a)    The representations and warranties of Seller contained in this Agreement shall survive the Closing until the 12-month anniversary thereof; provided, that (i) the Seller Fundamental Representations and the representations and warranties made pursuant to Section 3.17 shall survive the Closing until the expiration of the applicable statute of limitations and (ii) the representations and warranties made pursuant to Section 3.14(d) shall survive until the date that is 30 days after the expiration of the applicable statute of limitations.
(b)    The representations and warranties of Parent and Purchaser contained in this Agreement shall survive the Closing until the 12-month anniversary thereof; provided, that the Purchaser Fundamental Representations shall survive the Closing until the expiration of the applicable statute of limitations.
(c)    The covenants and agreements contained herein that are to be performed at or prior to the Closing (other than Section 5.5, Section 5.7, Section 5.13 and Section 5.14) shall survive the Closing until the 12-month anniversary thereof, and written notice of a claim for breach of such covenant or agreement must be given by Purchaser to Seller or by Seller to Purchaser, as applicable, in accordance with the provisions hereof prior to such 12-month anniversary. Any other covenant and agreement to be performed, in whole or in part, after the Closing shall survive the Closing in accordance with its terms.
(d)    Notwithstanding the foregoing, any claims asserted in connection with this Agreement in good faith with reasonable specificity (to the extent known at such time) and in writing by notice from the non-breaching Party to the breaching Party prior to the expiration date of the applicable survival period shall not thereafter be barred by the expiration of the relevant covenant, agreement, representation or warranty and such claims shall survive until finally resolved.
10.2    Indemnification by Seller.
(a)    Subject to the provisions of this Article X and except with respect to Closing Payment Adjustments (which shall be governed exclusively by Article II) and indemnification for Taxes (which shall be governed exclusively by Article VII), effective as of and after the Closing, Seller shall indemnify and hold harmless Purchaser and its Affiliates, and each of their respective directors, officers, employees, agents and representatives (collectively, the “Purchaser Indemnified Parties”), from and against any and all Losses incurred or suffered by any of the Purchaser Indemnified Parties arising out of or related to:
(i)    any breach of any representation or warranty of Seller, at and as of the Closing as though made at and as of the Closing (unless made as of a specific date, in which case at and as of such date), contained in Article III (other than any representation or warranty of Seller contained in Section 3.15);
(ii)    any breach of any covenant or agreement of Seller contained in this Agreement to be performed prior to the Closing;
(iii)    any breach of any covenant or agreement of Seller contained in this Agreement to be performed, in whole or in part, after the Closing; and
(iv)    any Excluded Liabilities (including any Losses suffered or Taxes incurred by any of the Purchaser Indemnified Parties in connection with such Excluded Liabilities).
(b)    Notwithstanding any other provision to the contrary (except with respect to indemnification for Taxes (which shall be governed exclusively by Article VII)):
(i)    for the purposes of the determination of (A) whether there was a breach of any representation or warranty of Seller as of any particular date and (B) the existence or amount of any Losses in respect of any such failure, any materiality or Business Material Adverse Effect standard or qualification contained in or otherwise applicable to such representation or warranty shall be disregarded;
(ii)    Seller shall not be required to indemnify or hold harmless any Purchaser Indemnified Party against, or reimburse any Purchaser Indemnified Party for, any Losses: (A) except in respect of indemnification pursuant to Section 10.2(a)(iv), to the extent the related Liabilities were reflected in, reserved for or taken into account in the determination of Working Capital on the Final Closing Statement or were reflected or reserved for in the Business Financial Statements; (B) pursuant to Section 10.2(a)(i), for any claim unless such claim or series of related claims involve Losses in excess of $195,000 (the “De Minimis Amount”) and if such Losses do not exceed the De Minimis Amount, such Losses shall not be applied to or considered for purposes of calculating the aggregate amount of the Purchaser Indemnified Parties’ Losses under Section 10.2(b)(ii)(C); or (C) pursuant to Section 10.2(a)(i), until the aggregate amount of the Purchaser Indemnified Parties’ Losses under Section 10.2(a)(i) exceeds $3,900,000 (the “Threshold”), after which Seller shall be obligated for the Purchaser Indemnified Parties’ Losses under Section 10.2(a)(i) for the amount of such Losses that exceeds the Threshold; provided, that any claim for indemnification under Section 10.2(a)(i) resulting from a breach of a Seller Fundamental Representation or the representations and warranties made pursuant to Section 3.17 or Section 3.21 (collectively, the “Fundamental Indemnification Matters”), shall not be subject to the De Minimis Amount or the Threshold; and
(iii)    the cumulative indemnification obligations of Seller under Section 10.2(a)(i) (other than for Fundamental Indemnification Matters) shall in no event exceed, in aggregate, $25,000,000 (the “Cap”), and the cumulative indemnification obligations of Seller for the Fundamental Indemnification Matters, together with all other indemnification by Seller (other than any indemnification pursuant to Section 10.2(a)(iv), which indemnification, for avoidance of doubt, shall be uncapped), shall in no event exceed, in the aggregate, the Purchase Price.
10.3    Indemnification by Parent and Purchaser.
(a)    Subject to the provisions of this Article X and except with respect to indemnification for Taxes (which shall be governed exclusively by Article VII), effective as of and after the Closing, Parent and Purchaser shall indemnify and hold harmless Seller and its Affiliates, and each of their respective directors, officers, employees, agents and representatives (collectively, the “Seller Indemnified Parties”), from and against any and all Losses incurred or suffered by any of the Seller Indemnified Parties arising out of or related to:
(i)    any breach of any representation or warranty of Parent or Purchaser, at and as of the Closing as though made at and as of the Closing (unless made as of a specific date, in which case at and as of such date), contained in Article IV; and
(ii)    any breach of any covenant or agreement of Parent or Purchaser contained in this Agreement.
(b)    Notwithstanding any other provision to the contrary (except with respect to indemnification for Taxes (which shall be governed exclusively by Article VII)) the cumulative indemnification obligations of Parent and Purchaser under Section 10.3(a)(i) shall in no event exceed, in aggregate, the Cap, and the cumulative indemnification obligations of Parent and Purchaser under Section 10.3(a) shall in no event exceed, in the aggregate, the Purchase Price.
10.4    Indemnification Procedures.
(a)    Third Party Claims. If any Person entitled to receive indemnification under this Agreement (an “Indemnitee”) receives notice of any demand or claim by any Person who is neither a Party nor an Affiliate of a Party (a “Third Party Claim”) which has or could reasonably give rise to a right of indemnification hereunder, or for which the Indemnitee may claim a right to indemnification hereunder from the other Party (the “Indemnifying Party”), the Indemnitee will promptly give written notice (a “Third Party Claim Notice”) of such Third Party

Claim to the Indemnifying Party. Any such Third Party Claim Notice shall (i) describe the nature, facts and circumstances of the Third Party Claim in reasonable detail, (ii) state the estimated amount of the indemnifiable Loss that has been or may be sustained by the Indemnitee, if practicable, (iii) state the method and computation thereof, and (iv) contain specific reference to the provision or provisions of this Agreement in respect of which such right of indemnification is claimed or arises. The Indemnitee shall provide the Indemnifying Party with such other information known to it or in its possession with respect to the Third Party Claim as the Indemnifying Party may reasonably request.
(b)    The Indemnifying Party, at its sole cost and expense, will: (i) in the case of a Third Party Claim that would, were it successful, not be an Excluded Liability, have the right, upon written notice to the Indemnitee within 30 days (or such earlier time as may be required by the nature of the Third Party Claim) of receiving a Third Party Claim Notice; or (ii) in the case of a Third Party Claim that would, were it successful, be an Excluded Liability, be required to assume the defense of the Third Party Claim through counsel reasonably satisfactory to the Indemnitee; provided, that the Indemnitee shall be entitled to retain its own counsel, at its expense, and the Indemnitee may assume control of the defense of the Third Party Claim, if at the Indemnifying Party’s expense, if (A) upon the advice of Indemnitee’s counsel, a conflict of interest exists (or would reasonably be expected to arise) that would make it inappropriate for the same counsel to represent both the Indemnifying Party and Indemnitee in connection with a Third Party Claim, (B) the Indemnifying Party fails to diligently prosecute the defense of the Third Party Claim, or (C) such Third Party Claim (1) seeks non-monetary relief or (2) involves criminal or quasi criminal allegations, and, provided further, that if the aggregate dollar amount of the Third Party Claim, together with all other Third Party Claims of which the Indemnifying Party is aware or has received Third Party Claim Notices, and all costs and expenses reasonably estimated to be incurred in connection with the defense thereof, would exceed the Cap, the Indemnitee may, at its option, and to the extent in excess of the Cap at its sole cost and expense, assume the defense of the Third Party Claim with counsel of its choice upon written notice to the Indemnifying Party within 15 days of receiving a Third Party Claim Notice.
(c)    Defense of Third Party Claims. If the Indemnifying Party assumes the defense of a Third Party Claim pursuant to Section 10.4(b), the Indemnifying Party will diligently pursue such defense, and will keep the Indemnitee reasonably informed with respect to such defense. The Indemnitee shall, and shall cause its Affiliates to, cooperate with the Indemnifying Party and its counsel, including making available to the Indemnifying Party all witnesses, pertinent records, materials and information in the Indemnitee’s possession or under the Indemnitee’s control relating thereto as is reasonably required by the Indemnifying Party. The Indemnitee will have the right to participate in such defense, including appointing separate counsel, but the costs of such participation shall be borne solely by the Indemnitee. Subject to Section 10.4(a), the Indemnifying Party will, in consultation with the Indemnitee, make all decisions and determine all actions to be taken with respect to the defense and settlement of the Third Party Claim; provided, however, that the Indemnifying Party shall not pay, compromise, settle, or otherwise dispose of such Third Party Claim without the prior written consent of the Indemnitee, which consent shall not be unreasonably withheld, conditioned or delayed, provided that it will not be deemed to be unreasonable for an Indemnitee to withhold its consent if (A) such payment, compromise, settlement or disposition does not involve solely the payment of money, (B)  such payment, compromise, settlement or disposition does not involve solely the payment of money by the Indemnifying Party without recourse to the Indemnitee, (C) such payment, compromise, settlement or disposition involves a finding or admission of violation of any Law, Order or Permit or rights of any Person by the Indemnitee or its Affiliates or (D) such payment, compromise, settlement or disposition does not contain an unconditional release of the Indemnitee from the subject matter of such payment, compromise, settlement or disposition. In no event will the Indemnifying Party have authority to agree, without the consent of the Indemnitee, to any relief binding on the Indemnitee other than the payment of money damages by the Indemnifying Party without recourse to the Indemnitee.
(d)    Failure to Assume Defense. If the Indemnifying Party elects not to defend such Third Party Claim, fails to timely notify the Indemnitee in writing of its election to defend, or fails to diligently prosecute the defense of such Third Party Claim, the Indemnitee may defend such Third Party Claim and seek indemnification for any and all indemnifiable Losses based upon, arising from or relating to such Third Party Claim; provided, however, that the Indemnitee shall not pay, compromise, settle, or otherwise dispose of such Third Party Claim without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld, conditioned or delayed).
(e)    Direct Losses. Any claim by an Indemnitee on account of an indemnifiable Loss that does not result from a Third Party Claim (a “Direct Loss”) will be asserted by giving the Indemnifying Party prompt written notice thereof, (i) describing the nature, facts and circumstances of such indemnifiable Loss in reasonable detail, (ii) stating the amount of the indemnifiable Loss that has been or may be sustained by the Indemnitee, if practicable, (iii) stating the method and computation thereof and (iv) containing specific reference to the provision or provisions of this Agreement in respect of which such right of indemnification is claimed or arises. The Indemnitee shall provide the Indemnifying Party with such other information with respect to the Direct Loss as the Indemnifying Party may reasonably request and shall cooperate with the Indemnifying Party and its counsel, including permitting reasonable access to books, records, and personnel, in connection with determining the validity of any claim for indemnification by the Indemnitee and in otherwise resolving such matters. The Indemnifying Party will have a period of 30 Business Days within which to respond to such claim of a Direct Loss. If the Indemnifying Party rejects such claim, or does not respond within such period, the Indemnitee may seek enforcement of its rights to indemnification under this Agreement.
(f)    Delay. A failure to give timely notice as provided in this Section 10.4 will affect the rights or obligations of a Party hereunder only to the extent that, as a result of such failure, the Party entitled to receive such notice was actually prejudiced as a result of such failure. Notwithstanding the foregoing, no claim for indemnification first made after the expiration of the applicable survival period with respect to the representation, warranty or covenant on which such claim is based set forth in Section 10.1 will be valid and any such claim shall be deemed time-barred.
10.5    Exclusive Remedy. Except with respect to the matters covered by Sections 2.5 through 2.7 (which shall be exclusively governed by such Sections) and with respect to any matter relating to Taxes (which shall be governed exclusively by Article VII) and except for the Parties’ right to seek and obtain any equitable relief pursuant to Section 11.13, the Parties acknowledge and agree that, following the Closing, the indemnification provisions of Sections 10.2 and 10.3 shall be the sole and exclusive remedies of the Parties for any Liabilities or Losses (including any Liabilities or Losses from claims for breach of contract, warranty, tortious conduct (including negligence) or otherwise and whether predicated on common law, statute, strict liability, or otherwise) that each Party may at any time suffer or incur, or become subject to, as a result of, or in connection with the Sale or the other transactions contemplated hereby, including any breach of any representation or warranty in this Agreement by any Party, or any failure by any Party to perform or comply with any covenant or agreement that, by its terms, was to have been performed, or complied with, under this Agreement. In furtherance of the foregoing, Seller and Purchaser hereby waive, on behalf of themselves and the other Seller Indemnified Parties and Purchaser Indemnified Parties, respectively, to the fullest extent permitted by applicable Law, any and all other rights, claims and causes of action (including rights of contribution, rights of recovery arising out of or relating to any Environmental Laws, claims for breach of contract, breach of representation or warranty, negligent misrepresentation and all other claims for breach of duty) that may be based upon, arise out of, or relate to the Business, the Companies, this Agreement, the negotiation, execution or performance of this Agreement (including any tort or breach of contract claim or cause of action based upon, arising out of, or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), or the transactions contemplated hereby, known or unknown, foreseen or unforeseen, which exist or may arise in the future, that it may have against the other arising under or based upon any Law, common law, or otherwise.
10.6    Additional Indemnification Provisions. With respect to each indemnification obligation contained in this Article X, all Losses shall be net of indemnity proceeds that have been recovered by the indemnified Party in connection with the facts giving rise to the right of indemnification (it being agreed that if indemnification proceeds in respect of such facts are recovered by the indemnified Party subsequent to the Indemnifying Party’s making of an indemnification payment in satisfaction of its applicable indemnification obligation, such proceeds shall be promptly remitted to the Indemnifying Party to the extent that the indemnification payment made exceed the Losses incurred), and the indemnified Party shall use, and cause its Affiliates to use, commercially reasonable efforts to seek recovery under all indemnity provisions covering such Losses to the same extent as it would if such Losses were not subject to indemnification hereunder.
10.7    Limitation on Consequential Damages. Notwithstanding anything to the contrary elsewhere in this Agreement or provided for under any applicable Law, no Party will be liable to the other Party, either in contract or in tort, for any consequential, incidental, indirect, special, or punitive damages of the other Party, including business interruption, loss of future revenue, profits or income, diminution in value or loss of business reputation or opportunity, relating to the breach or alleged breach hereof or otherwise, whether or not the possibility of such damages has been disclosed to the other Party in advance or could have been reasonably foreseen by such other Party, and, in particular, no “multiple of profits,” “multiple of cash flow,” “multiple of assets” or similar valuation methodology shall be used in calculating the amount of any indemnifiable Losses. The exclusion of consequential, incidental, indirect, special, and punitive damages as set forth in the preceding sentence does not apply to any such damages actually paid to a third parties by Purchaser or Seller, as the case may be, in connection with Losses that may be indemnified pursuant to this Article X after Closing.

10.8    Mitigation.
(a)    Each of the Parties agrees to use its commercially reasonable efforts to mitigate its respective Losses upon and after becoming aware of any event or condition that would reasonably be expected to give rise to any Losses that are indemnifiable hereunder, and no Indemnifying Party shall be liable for any Losses to the extent they arise out of or result from the indemnified Party’s failure to use commercially reasonable efforts to mitigate such Losses.
(b)    The amount of any indemnifiable Loss will be reduced to the extent of any insurance proceeds, rate recovery or other payments actually received from an insurer or other third party with respect to an indemnifiable Loss, or any Tax benefit actually realized in cash or a reduction in Taxes otherwise payable as a result of such Loss prior to the date such indemnity payment is made, in each case, net of all costs of recovery. If the amount of any indemnifiable Loss, at any time subsequent to the making of an indemnity payment in respect thereof, is reduced by recovery, settlement, or payment under or pursuant to any insurance coverage, by rate recovery or by recovery, settlement, or payment by or against any other Person, the amount of such reduction (net of all costs of recovery), will be repaid by the Indemnitee to the Indemnifying Party reasonably promptly following actual receipt or credit of such amounts.
(c)    Upon making any indemnity payment, the Indemnifying Party will, to the extent of such indemnity payment, be subrogated to all rights of the Indemnitee against any third party in respect of the indemnifiable Loss to which the indemnity payment relates.
ARTICLE XI

GENERAL PROVISIONS
11.1    Amendment. This Agreement may be amended, modified, or supplemented only by written agreement of Seller, Purchaser and Parent.
11.2    Waivers and Consents. Except as otherwise provided in this Agreement, any failure of Seller, Parent or Purchaser to comply with any obligation, covenant, agreement or condition herein may be waived by the Person entitled to the benefits thereof only by a written instrument signed by such Person granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement, or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.
11.3    Notices. All notices and other communications hereunder will be in writing and will be deemed given (a) when received, if delivered personally, (b) when sent, if sent by facsimile transmission (provided, that the sender receives confirmation of successful transmission) or by electronic mail, or (c) when received, if mailed by overnight courier or certified mail (return receipt requested), postage prepaid, in each case, to the Party being notified at such Party’s address indicated below (or at such other address for a Party as is specified by like notice):

(a)    If to Seller:
The Southern Company
30 Ivan Allen Jr. Boulevard, N.W.
Atlanta, Georgia 30308
Attention:    James Y. Kerr II
Email:        jykerr@southernco.com
Facsimile No:    (404) 506-0212
with a copy (which shall not constitute notice) to:

Jones Day
1420 Peachtree Street
Atlanta, Georgia 30309-3053
Attention:    William B. Rowland
        William J. Zawrotny
Email:        wbrowland@jonesday.com
        wjzawrotny@jonesday.com
Facsimile No: (404) 581-8330
(b)    If to Purchaser or Parent:
NextEra Energy, Inc.
700 Universe Blvd.
Juno Beach, FL 33408
Attention:     Mark Hickson
Email:        mark.hickson@nee.com
Facsimile No: (561) 694-3337
with a copy (which shall not constitute notice) to each of:
NextEra Energy, Inc.
700 Universe Blvd.
Juno Beach, FL 33408
Attention:     Charles E. Sieving
Email:        charles.sieving@nee.com
Facsimile No: (561) 694-3337
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Attention:    Edward D. Herlihy
        Brandon C. Price
        John L. Robinson

Email:        EDHerlihy@wlrk.com

        BCPrice@wlrk.com
        JLRobinson@wlrk.com
Facsimile No: (212) 403-2000
11.4    Assignment. This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of Seller, Purchaser and Parent and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests, or obligations hereunder may be assigned by Seller, Purchaser or Parent, without the prior written consent of Seller (in the case of an assignment by Purchaser or Parent) or of Purchaser (in the case of assignment by Seller). Notwithstanding the foregoing, each of Seller, Parent and Purchaser shall be permitted to assign its respective rights and obligations under this Agreement and the Assignment Agreement, individually or collectively, in whole or in part, to one or more of the direct or indirect Subsidiaries of Parent (in the case of assignment by Purchaser or Parent) or of Seller (in the case of assignment by Seller) with prior written notice to the other Parties; provided, however, that no such assignment shall relieve a Party of, or constitute a discharge of, any of such Party’s liabilities and obligations under this Agreement.
11.5    No Third Party Beneficiaries. Except for Sections 7.1, 7.2, 10.2 and 10.3, in each case which are intended to benefit, and to be enforceable by, the parties specified therein, this Agreement and the Assignment Agreement, together with the Exhibits and Schedules hereto and thereto, are not intended to confer in or on behalf of any Person not a Party (and their successors and assigns) any rights, benefits, causes of action or remedies with respect to the subject matter or any provision hereof.
11.6    Expenses. Except as otherwise set forth in this Agreement, whether the transactions contemplated by this Agreement are consummated or not, all legal and other costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the Party incurring such costs and expenses unless expressly otherwise contemplated in this Agreement.
11.7    Governing Law. This Agreement (as well as any claim or controversy arising out of or relating to this Agreement or the transactions contemplated hereby) shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to the conflicts of laws rules thereof that would otherwise require the Laws of another jurisdiction to apply.
11.8    Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction will not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.
11.9    Entire Agreement. This Agreement will be a valid and binding agreement of the Parties only if and when it is fully executed and delivered by Seller, Purchaser and Parent, and until such execution and delivery no legal obligation will be created by virtue hereof. This Agreement, the Confidentiality Agreement and the Assignment Agreement, together with the Exhibits and Schedules hereto and thereto and the certificates and instruments delivered hereunder or in accordance herewith, embodies the entire agreement and understanding of Seller,

Purchaser and Parent in respect of the transactions contemplated by this Agreement. This Agreement, the Confidentiality Agreement and the Assignment Agreement supersede all prior agreements and understandings between Seller, on the one hand, and Purchaser or Parent, on the other hand, with respect to the matters contemplated hereby. Neither this Agreement nor the Confidentiality Agreement nor the Assignment Agreement shall be deemed to contain or imply any restriction, covenant, representation, warranty, agreement or undertaking of Seller, Purchaser or Parent with respect to the transactions contemplated hereby or thereby other than those expressly set forth herein or therein or in any document required to be delivered hereunder or thereunder.
11.10    Delivery. This Agreement, and any certificates and instruments delivered hereunder or in accordance herewith, may be executed in multiple counterparts (each of which will be deemed an original, but all of which together will constitute one and the same instrument). Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (.pdf) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.
11.11    Waiver of Jury Trial. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE ASSIGNMENT AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.
11.12    Submission to Jurisdiction. Each of Seller, Purchaser and Parent irrevocably agrees that any Action arising out of or relating to this Agreement brought by the other Party (or any of their respective successors or assigns) shall be brought and determined in any state or federal court sitting in the State of Delaware, and each of Seller, Purchaser and Parent hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such Action arising out of or relating to this Agreement and the transactions contemplated hereby. Each of Seller, Purchaser and Parent agrees not to commence any Action relating thereto except in the courts described above in Delaware, other than Actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of Seller, Purchaser and Parent further agrees that notice as provided herein shall constitute sufficient service of process and each of Seller, Purchaser and Parent further waives any argument that such service is insufficient. Each of Seller, Purchaser and Parent hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the Action in any such court is brought in an inconvenient forum, (ii) the venue of such Action is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

11.13    Specific Performance. Each of Seller, Purchaser and Parent agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of Seller, Purchaser and Parent shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any state or federal court sitting in the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity. Each of Seller, Purchaser and Parent hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any Law to post security as a prerequisite to obtaining equitable relief.
11.14    Disclosure Generally. Notwithstanding anything to the contrary contained in the Seller Disclosure Letter or in this Agreement, the information and disclosures contained in any Seller Disclosure Letter shall be deemed to be disclosed and incorporated by reference with respect to any other representation or warranty of Seller for which applicability of such information and disclosure is reasonably apparent on its face. The fact that any item of information is disclosed in any Seller Disclosure Letter shall not be construed to mean that such information is required to be disclosed by this Agreement. Such information and the dollar thresholds set forth herein shall not be used as a basis for interpreting the terms “material” or “Business Material Adverse Effect” or other similar terms in this Agreement.
11.15    Provision Respecting Legal Representation. Each Party agrees, on its own behalf and on behalf of its Affiliates, that Baker Botts L.L.P., Balch & Bingham LLP, Beggs & Lane RLLP, Gibson, Dunn & Crutcher LLP, Jones Day and Troutman Sanders LLP may serve as counsel to Seller and the Companies in connection with the negotiation, preparation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, and that, following consummation of the transactions contemplated hereby, Baker Botts L.L.P., Balch & Bingham LLP, Beggs & Lane RLLP, Gibson, Dunn & Crutcher LLP, Jones Day and Troutman Sanders LLP (or any successors) may serve as counsel to Seller or any Affiliate or representative of Seller, in connection with any Action or obligation arising out of or relating to the transactions contemplated hereby notwithstanding such prior representation of the Companies, and each Party consents thereto and waives any conflict of interest arising therefrom.
11.16    Privilege. Purchaser, for itself and its Affiliates, and its and its Affiliates’ respective successors and assigns, hereby irrevocably and unconditionally acknowledges and agrees that all attorney-client privileged communications between Seller, the Companies and their respective current or former Affiliates or representatives and their counsel, including Baker Botts L.L.P., Balch & Bingham LLP, Beggs & Lane RLLP, Gibson, Dunn & Crutcher LLP, Jones Day and Troutman Sanders LLP, made before the consummation of the Closing to the extent relating to the negotiation, preparation, execution, delivery of this Agreement and the consummation of the transactions contemplated hereby which, immediately before the Closing, would be deemed to be privileged communications and would not be subject to disclosure to Purchaser (or would otherwise not be disclosable to Purchaser without losing any such right of privilege) in connection with any Action arising out of or relating to this Agreement, shall continue after the Closing to be privileged communications with such counsel and neither Purchaser nor any of its Affiliates (including after the Closing, the Company), shall seek to obtain the same by any process on the grounds that the privilege attaching to such communications belongs to Purchaser, the Company or the Business or on any other grounds unless Purchaser or its applicable Affiliate has a good faith belief that such communications are not privileged.
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IN WITNESS WHEREOF, this Agreement has been signed by or on behalf of Seller, Purchaser and Parent as of the date first set forth above.

SOUTHERN POWER COMPANY

By:	/s/Mark S. Lantrip
	Name:	Mark S. Lantrip
	Title:	Chairman, President and
Chief Executive Officer

700 UNIVERSE, LLC

By:	/s/James L. Robo
	Name:	James L. Robo
	Title:	President & Chief Executive
Officer

NEXTERA ENERGY, INC

By:	/s/James L. Robo
	Name:	James L. Robo
	Title:	Chairman, President and
Chief Executive Officer